Exhibit 99.1

4Q22 Quarterly and YTD Financial Report MANAGEMENT FINANCIAL REVIEW

Table of Contents I. About Banco de Chile 6 Our History Financial Snapshot on Banco de Chile II. Corporate Governance 8 Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure III. Business Strategy 11 Competitive Strengths and Resources Corporate Statements, Commitments and Strategic Pillars Business Trends Strategic Initiatives Stakeholders Engagement Business Segments Description IV. Economic and Business Environment 24 Regulation & Supervision Economic Outlook Competitive Landscape Banking Industry Performance and Competitive Position Key Business Drivers V. Management Discussion & Analysis 30 Snapshot on Strategic Advances Income Statement Analysis Business Segments Performance Balance Sheet Analysis VI. Risk & Capital Management 56 Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “Financial Management Review”, for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; natural disasters or pandemics, such as the coronavirus known as COVID19; the effect of tax laws or other kind of regulation on our business; other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts | 3 Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl Daniel Galarce Head of Financial Control & Capital Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago | 4 Tel: +56 (2) 2676 1000 www.eychile.cl Independent Auditor’s Report (Free translation of a report originally issued in Spanish) To the Shareholders and the Board of Directors Banco de Chile We have reviewed the accompanying presentation of “Management Commentary” financial report of Banco de Chile and its subsidiaries for the year 2022, taken as a whole. In connection to this review, we have audited, in accordance with generally accepted auditing standards in Chile, the consolidated financial statements, of Banco de Chile and its subsidiaries as of al December 31, 2022 and for the year then ended and the related notes to the consolidated financial statements. In our report dated January 26, 2023, we issued an unqualified opinion on such consolidated financial statements. Management’s Responsibility The Bank’s Management is responsible for the preparation and fair presentation of this “Management Commentary” of Banco de Chile and its subsidiaries in accordance with standards and instructions issued by the Chile’s Financial Market Commission (CMF), established in Chapter C - 1 of the Compendium of Accounting Standards for Banks. Auditor’s Responsibility Our review was conducted in accordance with attestation standards issued by the Institute of Chilean Accountants. A review, consists, mainly, in the application of analytical procedures and making inquiries to those responsible for financial and accounting matters. A review consists mainly of applying analytical procedures and making inquiries, primarily of persons responsible for financial and accounting matters. A review is substantially less in scope than an exam which objective would be to present an opinion over the Management Commentary. Therefore, we do not express such opinion. The “Management Commentary” contains non - financial information such as operational and commercial information, sustainability indicators, macroeconomics projections and managerial information and others. Although this information may provide other additional elements for the analysis of the financial situation and results of the operations of Banco de Chile and its subsidiaries, our review does not extend to such type of information.

The preparation and presentation of the “Management Commentary” of Banco de Chile and its subsidiaries as of December 31, 2022 requires management to interpret certain criteria, make determinations regarding the relevance of the information to be included and make estimates and assumptions that affects the information presented. The “Management Commentary” of Banco de Chile and its subsidiaries as of December 31, 2022 includes current and prospective information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates future expected sources of liquidity and financial resources, and also estimates operational and macroeconomic trends and commitments and uncertainties. The results obtained in the future may differ significantly from the current evaluation of this information presented by the management of Banco de Chile and its subsidiaries due the facts and circumstances frequently do not occur as expected. Our review has considered such information only to the extent that it has been used in the preparation and presentation of the financial information contained in the “Management Commentary” and not to express a conclusion on such information itself. Conclusion Based in our review, we are not aware of any significant changes that should be made to the presentation of the “Management Commentary” of Banco de Chile and its subsidiaries so that such presentation: i) Is in accordance with the elements required by the standards and instructions from the Chile’s Financial Market Commission (CMF); ii) the historical financial amounts included in the presentation have been correctly extracted from the consolidated financial statements of Banco de Chile and its subsidiaries and iii) the information, determinations, estimates and underlying assumptions of Banco de Chile and its subsidiaries are consistent with the bases used for the preparation of the financial information contained in such presentation. | 5 Eduardo Rodríguez B. EY Audit Ltda. Santiago, January 26, 2023

About Banco de Chile Our History We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintainin g a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Beginning in the early 1970 s, the Chilean Government assumed control of a majority of Chilean banks, and almost all the foreign banks that were operating at that time closed their branches and offices within the country . Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975 . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged with Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the int ernational perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 6

About Banco de Chile



Financial Snapshot on Banco de Chile
4Q22 and FY 2022
(In Millions of Ch$)

Net Income

Period	Value
4Q22	346,610
4Q21	287,015

Annual Var.
+20.8%

Period	Value
2022	1,409,435
2021	792,192

Annual Var.
+77.9%

Operating Revenues

Period	Value
4Q22	805,656
4Q21	699,464

Annual Var.
+15.2%

Period	Value
2022	3,115,793
2021	2,199,024

Annual Var.
+41.7%

Expected Credit Losses

Period	Value
4Q22	123,369
4Q21	138,180

Annual Var.
(10.7)%

Period	Value
2022	435,118
2021	357,065

Annual Var.
+21.9%

Operating Expenses

Period	Value
4Q22	266,606
4Q21	224,502

Annual Var.
+18.8%

Period	Value
2022	995,483
2021	871,487

Annual Var.
+14.2%

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Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51.15% of our shares. LQIF is a joint a venture th at is equally owned by Quiñenco S.A. (50%) and Citigroup Inc. (50%). The ownership agreement between Quiñenco S.A. and Citigroup Inc. allows the former to control LQIF and all the companies that are directly or indirectly controlled by LQIF. As of December 31, 2022 | 8

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2020 , the most recent election date, LQIF elected nine directors (eight directors and one alternate director) and two members of the board were elected as independent directors while another two members (one director and one alternate) were elected by other shareholders . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 9

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 10

Business Strategy Competitive Strengths and Resources We count on solid competitive strengths that represent the key inputs for the value creation process for customers, sharehold ers, employees and the community . These resources sustain our remarkable and consistent track record, which in turn is inspired by our purpose of contributing to the development of the country and people . Financial Human and Cultural Leader in profitability Robust capital base Leader in funding from demand deposits Solid risk ratings Collaborative work culture Ability to attract and develop talent Solid risk management management culture across the organization Commitment to inclusion and entrepreneurship Organizational Social Brand value Sound corporate governance Leader in digital banking Global presence through strategic partnership with Citigroup Outstanding corporate reputation Sound relations with supppliers Diversified customer base Sustained relationships with investors Recognized promoter of inclusion and entrepreneurship | 11

Business Strategy Corporate Statements, Commitments and Strategic Pillars Purpose Mission We are a company that contributes to the economic development of the country by generating favorable conditions for the development of individuals and enterprises, providing them with financial solutions that fit their needs at every stage of their lifetime. We are a leading corporation, globally - connected, and with a prestigious business tradition. We provide excellent financial services to all of our customer segments by offering creative and effective solutions, while at the same time pursuing to add value for our shareholders, employees and community as a whole. Vision Corporate Values We aspire to be, in all things we do, the best bank for our customers, the best place to work for our staff and the best investment for our shareholders. In order to accomplish this vision, we are committed to the development of our employees and the community as a whole. Integrity Respect Prudence Commitment Loyalty Responsibility Justice | 12

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To do this, it is essential to have always available distribution channels that allow fluid and timely communication, in addition to employees devoted to customer service while having digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our strategy through appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies while being present in emblematic solidarity crusades . We are also committed to diversity and inclusion, entrepreneurship, environmental care, and with equality and governance dimensions . | 13

Business Strategy Strategic Pillars and Mid - Term Targets Our strategic pillars represent an intermediate stage between our corporate statements and the deployment of our strategy (Strategic Initiatives), which are based on Collaboration, Culture and Talent as crucial inputs for an adequate and timely implementation of the transformational processes . • Customer at the Center of our Decisions “Best Bank for our Customers” Our customers are the primary motivation and the purpose of our actions . They are the anchor on which all decisions are made in the diverse business dimensions . This approach requires us to offer an innovative value proposition, simple and tailored to our customers’ needs throughout their lifecycle . • Efficiency and Productivity “Fast, Timely, Secure and Digital” We are convinced that efficiency and productivity are key drivers to building an agile and modern bank and to ensure our leadership in the medium term . The development of innovative, effective, automated, and secure digital processes will be crucial to advance in this area . • Sustainability and Commitment to Chile “An appreciated Bank, with solid Reputation” “A Bank that supports Entrepreneurship” We are committed to the development of the country and the progress of people by helping to improve their quality of life without compromising the well - being of next generations, promoting economic growth with environmental care and providing equal opportunities . Banco de Chile’s Strategy at a Glance Mid - Term Targets Strategic Pillar KPI Mid - Term Target Customer at the Center of our Decisions Net Promoter Score > 70.0% Market Share in Total Loans (1) > Top 2 Efficiency and Productivity Cost - to - Income Ratio < 45.0% Sustainability and Commitment to Chile Return on Average Capital and Reserves (2) Top 1 Reputation Top 3 in Chile (1) Excluding subsidiaries abroad (2) Among relevant competitors | 14

Business Strategy Business Trends To achieve our strategic goals is crucial to know and understand the factors that could affect our performance in order to adapt our business strategy to face what we are not capable of controlling . The following factors represent main trends and changes affecting the banking business, which we address through our strategic initiatives : Social and Cultural Trends New political and social cycle. Constitutional process under discussion in Chile. Diverse reforms promoted by the current government administration with potential impact on the economic and business environment. Global and local economic uncertainty. Increased competition and regulatory requirements. Generational and behavioral shifts: customer | worker. Digital transformation and adaptation to new technologies. Change in the company – customer relationship. Sanitary risks and climate change. Consolidation of digital channels as the main means of interaction with customers and non - customers. Business model modernization: Talent management and IT strategy to adapt to the new environment. Sustainability requirements. Cost base optimization to mitigate competition and regulatory changes. Innovation in banking solutions. Arising of non - traditional competitors. Trends in Banking Business | 15

Business Strategy Strategic Initiatives Our Directive Plan describes the roadmap of initiatives and projects we have defined to achieve our medium and long - term objectives . This roadmap is flexible by adapting to the changes in the business environment and trends while permitting us to prioritize and focus financial and human resources . The six dimensions that comprise our Directive Plan are described below : Accelerating Digital Solutions Achievements 2022 YTD This dimension crosses at dimensions related to commercial activities, efficiency and technological evolution by defining our strategic ambition on this matter : "being the digital benchmark in the Chilean banking industry by generating the best customer experience and pursuing sustained growth in the future" . Based on this strategy, we have strengthened and enhanced our offer of digital products and services while optimizing our processes and undertaking technological renovation for full accessibility of remote our channels . More recently, one of the fundamental initiatives of this digital strategy has become the development of mobile applications and websites that are part of the digital ecosystem that provides 100 % digital services . Introduction of digital checking account and digital credit card for individuals. New digital demand account for companies and checking account for non - residents (custodian). Launch of the new digital onboarding product “FAN Clan” for young people between 14 to 17 years old. Digital advances in Banchile Inversiones : New digital ecosystem and new Mi_Inversion app that improves customers’ digital experience in trading . New functionalities in Banconexion 2 . 0 for companies . Implementation of new APIs for massive payment . Withdrawals with QR code and reinforced functionalities for MiPago App . Upgrades to MiBanco App : consumer loan simulation and approval . | 16

Business Strategy Enhancing Commercial Activity Achievements 2022 YTD This dimension pursues to continually strengthen and adapt the value propositions to the new trends and customer expectations, which should enable us to sustain profitable business growth . It involves projects and initiatives that address matters related to distribution channels, service platforms, service centers and changes in business dynamics by incorporating technological innovations, efficiency guidelines, business process automation and streamlining . We are also constantly exploring alternatives to create value through strategic alliances in commercial, efficiency and technology matters . In this field, we highlight the following initiatives : The "Customer Service Model" project is a long - term initiative that pursues to provide our customers with a modern, efficient and tailored face - to - face service network . This new model is reinforced by renewed remote service platforms in a joint challenge with accelerating digital solutions . The "Commercial Systematics" Program, aimed at increasing the productivity of our sales force by means of propensity models, advanced analytics, business intelligence tools, and the adaption of management and training procedures . Enhancement of our service model for digital customers. Improved features in CRM tools to achieve comprehensive approach to customers. Bolstered commercial campaigns based on advanced analytics and risk intelligence: focus on consumer loans and insurance brokerage. Enhanced value offering for companies in Leading and Trade Finance products Increased customer acquisition in USD current accounts. Development of new checking account plans, more flexible and tailored to our customers’ needs Continued customer acquisition through FAN account strategy: +350,000 new customers in 2022 / ~1,047,000 total FAN holders. Financial business boosted by means of a proactive and timely management of our exposure to inflation. Successful commercial efforts in treasury products that enabled to achieve record results. Market - leading position in capital market deals through Banchile Citi Global Markets and Banchile Securities Brokerage Significant advances in service channels automation. Increasing Productivity Levels Achievements 2022 YTD Based on the premise that excellence in efficiency and productivity is a crucial factor to support a market - leading position . Thus we strive to address this dimension through permanent, sustainable and comprehensive management in the search for improving process optimization and cost efficiency . This dimension is outlined in a strategic plan that addresses the initial assessment of opportunities of improvement based on gap analysis in relation with the best practices . Successful implementation of new management practices and digital tools in Personal and SME banking : Increased productivity in contacted customers and consumer loan origination . Cost savings and improved levels of productivity through diverse initiatives focused on process optimization and digitalization . New purchase model that introduces electronic auction and tender processes . | 17

Business Strategy Boosting Technological Evolution Achievements 2022 YTD By means of this dimension we pursue to promote the continuous evolution of our technological architecture to keep it modern, flexible, scalable and aligned with market - leading practices . Likewise we aim to implement highly - automated and integrated software development processes that enable us to accelerate digital transformation . Progress in upgrading IT architecture through a multi – cloud strategy. Improved capabilities in information management and data governance. Kick - off of Banchile Inversiones IT renovation plan for back - end systems. New project for endorsement automation and process streamlining through AI. Full renovation of the communication network. Strengthened monitoring systems for AML and fraud. New cybersecurity infrastructure targeting our multi - cloud strategy. Up - time consolidation at 99.9% in both web login and electronic money transfers. 50% reduction in response times to critical events. Implementation of Data Decoupling architecture: Real - time access to information through cloud data warehouses. Developing Talent and Capabilities Achievements 2022 YTD This workstream addresses the evolution and handling of cultural and behavioral changes within the organization with the aim of approaching new realities and relationship dynamics between us and our employees and among employees by means of promoting culture transformation, collective practices and individual behaviors based on the values, attributes of coexistence and intangible attributes of the corporation . This cultural transformation seeks to build a more agile, diverse, flexible and collaborative Bank ; with new boundaries in terms of diversity, inclusion, environmental care and relationships with the society ; as well as new ways of working, based on participation, experimentation, co - construction and cross collaboration . Deployment of diverse actions aimed at strengthening culture and bonding. Training programs for development of directive and leadership skills by emphasizing gender equality and labor ethics. Talent attraction boosted through improved recruitment experience and win - win alliances with teaching institutions and foundations. Merco Talento Award: 2 nd place among Chilean companies in talent attraction and retention. Determined progress in the implementation of new ways of working by introducing labor flexibility and reducing working hours. | 18

Business Strategy Strengthening ESG and Commitment to Chile Achievements 2022 YTD This is a cross initiative that involves all the other five dimensions of our Directive Plan . This initiative is composed of the following pillars, that are also part of our sustainability strategy : diversity and inclusion, education and entrepreneurship, emergency response, contribution to the environment, and governance of sustainable management. The deployment of this initiative considers communication activities aimed at reinforcing corporate values and culture, stakeholder management, and building alliances with expert foundations and public and private organizations . Successful implementation of ESG disclosure strategy : 1 st in Chile among banks in the Sustainalytics ESG Risk Ratings . Implementation of a Sustainability Financing Framework as part of our Sustainability Strategy, aligned with the Sustainability Bond Guidelines ("SBG") . Launch of the “Blue Commitment” program, which promotes electro - mobility, use of renewable energy and ESG investment funds for customers . Launch of new website “ Aprende + ”, which provides information and knowledge of investment products and solutions . New ‘Financial Literacy Program’ for schools and the ‘Women who Inspire’ Program. Internal training in environmental and ESG matters. Boost to entrepreneurship through nationwide contests for students, teachers, as well as micro, small and medium sized companies. Continuous effort in promoting procedures to avoid cybersecurity risk among customers and the whole community . 5 th edition of Expo Inclusion : Commitment to people with disabilities . Implementation of diverse corporate volunteer activities mainly aimed at supporting social and educational organizations, communities of elderly people and reforestation . Leadership in Top of Mind among Banks and recognition as “country brand”, thanks to a consistent sustainability strategy. +10,000 volunteers in Teleton 2022 Campaign 2 ƒ place in Merco Empresas y Líderes : Companies with best corporate reputation. | 19

Business Strategy



Stakeholder Engagement

We keep several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards | @ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Quarterly and Monthly Financial reports • Investor Relations: ir@bancochile.cl • Conference calls • Website • CMF Reports belonging to both the Information System and the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions agreed.	• proveedores@bancochile.cl	Ongoing

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Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: | 21

Business Strategy Retail Banking Segment Through this segment, we offer financial services to individuals of all income segments ranging from Consumer Finance (monthly income of up to Ch $ 750 , 000 ) to middle - and high - income customers with tailored value propositions, small and medium sized companies with annual sales of up to approximately Ch $ 2 , 200 million and micro businesses . We offer a variety of financial services to this segment, directly through the Personal and SME Banking or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency trading services, among others . The strategy followed by this segment is focused on sub segmentation, multi brand positioning, cross sell of lending and non - lending products and service quality based on customized service models for specific customer needs . In addition, this segment’s operations count on the support of specialized call centers, mobile and internet banking services . This segment also manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” . Wholesale Banking Segment Through this segment we provide banking products and services to companies with annual sales exceeding approximately Ch $ 2 , 200 million, including a large proportion of Chile’s publicly - traded and non - listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices, middle market companies and companies participating in the Real Estate and Construction industries . This segment offers a wide range of products that include short - and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, trade finance and foreign currency transactions, factoring services, leasing, non - residential mortgage loans and long - term syndicated loans, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S . A . , such as deal structuring services for mergers and acquisitions and debt restructuring assistance, among others . We also offer cash management services, including payment services (payrolls, suppliers, pensions, dividends, etc . ), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts . In addition to traditional lending products, this area offers a wide range of non - lending services related to project finance, deposits and funds administration, cash and investment management, derivative contracts, insurance brokerage, among other tailored services . | 22

Business Strategy Treasury Segment Our Treasury segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . In addition, our Treasury segment is focused on managing our currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and performing the intermediation of fixed - income instruments, currencies and derivatives . Interest rate gap management is aimed at generating an adequate funding structure and funding source diversification . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Most of our subsidiaries operate under Banchile brand name, with exception of Socofin . Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Collection Services | 23

Economic & Business Environment Regulation & Supervision The main authorities regulating financial institutions in Chile are the Financial Market Commission (“CMF”) and the Chilean Central Bank . Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded . The Central Bank The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile’s internal and external payment systems . The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit - taking activities . The CMF The CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust . In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents . The CMF also can impose sanctions on the supervised entities . The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds) . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank . It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital . The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances . Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, products, debtors, transactions, distribution channels, among others . The SEC As we are listed on the New York Stock Exchange since January 1 st , 2002 through our ADR program, we are also subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board . | 24

Economic & Business Environment Economic Outlook The activity continues slowing . Although the annual expansion rate remained positive in the 3 Q 22 ( 0 . 3 % YoY, down from 5 . 6 % in 2 Q 22 and 7 . 4 % in 1 Q 22 ), available figures from anticipate the beginning of a recession . In fact, the monthly figure fell 1 . 2 % and 2 . 5 % in October and November, respectively, on an annual basis . This slowdown has been due to the sharp decline in several components of the domestic demand, such as commerce, which decreased 10 . 3 % and 8 . 8 % in October and November, respectively, on an annual basis . On the other hand, services have partially been offsetting the contraction of demand related sectors . GDP Growth (Annual growth, %) 12.0 7.4 5.6 0.3 - 2.1 4Q22e 4Q21 1Q22 2Q22 3Q22 On a sequential basis, however, GDP has not grown during the year, as the level of activity in November was lower than the figure recorded in December of 2021 . In fact, the breakdown of the 3 Q 22 figure showed a drop in some components, such as mining production ( - 3 . 3 % QoQ) and commerce ( - 2 . 9 % QoQ) . Generally, these trends are attributable to the normalization of some temporary factors that fueled the activity in 2021 , such as the excess of liquidity and the fiscal spending, as well as the lagged effects of the interest rate hikes implemented by the Central Bank since mid - 2021 . Consequently, the GDP decline is the result of a necessary adjustment process in the Chilean economy, especially considering the magnitude of the fiscal policy deployed during the pandemic . The unemployment rate for November 2022 remained stable at 7 . 9 % compared with the previous quarter, and well below the peak of 13 . 1 % seen during the pandemic . Following the trend observed in previous quarters, there has been a slight improvement in both total employment and in the labor force, although the participation rate remains at 59% , well below the 64 % seen before the pandemic . CPI & Unemployment Rate (1) (In Percentage) 12.5 13.7 12.8 7.2 7.2 9.4 7.8 7.8 8.0 7.9 4Q21 1Q22 CPI 2Q22 3Q22 Unemployment 4Q22e (1) End of period CPI 12m variation and average unemployment rate for the quarter. On inflation, the CPI increased by 0 . 3 % MoM in December, in line with market expectations, while the core inflation was 0 . 2 % MoM . As a result of these trends, the headline and core measures declined in twelve months to 12 . 8 % YoY and 8 . 6 % in December, respectively, from 13 . 3 % and 9 . 5 % in the previous month . Notwithstanding this trend, it is worth mentioning that all CPI measures (both total and cores indexes) remain well above the policy target of 3 . 0% . The upward trend in inflation in 2022 was mainly driven by the weaker exchange rate and higher external prices, which was reflected in the 15 . 9 % YoY rise in tradable inflation, while the non - tradable measure posted an annual increase of 9 . 0% . Given this scenario, in December 2022 the Central Bank decided to keep the reference rate at 11 . 25 % in December, after rising by 1 , 075 bps between July of 2021 and October of 2022 . According to the press release of the meeting, the developments in recent months indicate that the economy was in an adjustment phase and that inflation would begin to fall . In its latest Monetary Policy Report, they also signaled the existence of room to reduce the interest rate during 2023 . | 25

Economic & Business Environment Competitive Landscape The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors . The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85 % in 2021 . The Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state - owned bank, namely, Banco Estado . We face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of lenders, such as non - banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products, as well as insurance companies in the market for mortgage loans . Likewise, other non - traditional providers of financial services have emerged over the last years, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers . Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander - Chile, BCI, Scotiabank Chile, and Itaú - Corpbanca . Nevertheless, we also face competition from Banco Estado . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population . In addition, we believe our strongest competitors in the high - income individual segment are Banco Santander — Chile, and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do . In the wholesale market, we believe our strongest competitors are also Banco Santander - Chile, BCI, Itaú - Corpbanca and Scotiabank Chile . Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment . We also compete, mainly through our subsidiaries, with companies that offer non - banking specialized financial services in the high income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets . Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks . | 26

Economic & Business Environment Banking Industry Performance and Competitive Position In 2022 , and the 4 Q 22 in particular, the local banking industry continued to reflect the slowdown in economic activity as a normal adjustment cycle that followed the overheating evidenced in 2021 . As such, as of November 30 , 2022 the industry recorded total loans by Ch $ 224 , 715 , 390 million, indicating a nominal annual growth of 10 . 7% . This compares to a 12 - month inflation of 13 . 2% (measured as UF variation) as of the same date, denoting annual real contraction of 2 . 1% . Loan Growth (1) (12m % change, in real terms) 3.3% - 2.1% 2.3% - 0.2% 1.6% - 2.0% 6.5% 4.5% 0.1% 4.1% 1.8% 5.9% 3.0% 2.5% 1.7% 1.4% - 0.5% 1.6% 1.0% Dec - 21 Mar - 22 Jun - 22 Sep - 22 - 4.7% Nov - 22 Total Loans Residential Mortgage Loans Commercial Loans Consumer Loans (1) Figures do not include operations of subsidiaries abroad. The evolution of the industry’s loan book was primarily conducted by the annual real reduction of 4 . 7 % in commercial loans . From the macroeconomic standpoint, this is aligned with subdued gross capital formation caused by a deteriorated business sentiment . In this regard, diverse reforms intended to be introduced by the current administration and a new – though more bounded – constitutional process expected to gain traction in 2023 have resulted economic and political scenarios that present an important piece of uncertainty for coming quarters and, consequently, decreasing demand for loans . This is consistent with evidence reported by the Central Bank for the 4 Q 22 , which shows that lending offer conditions remain constrained for Corporate and SME segments, as well as some specific industries while demand continue to weaken . Likewise, residential mortgage loans decelerated steadily in 2022 , due to both stricter lending requirements (Loan - to - Value, monthly income, financial burden, etc . ), as noted by the Central Bank as well, and the effect of above trend market factors (long - term interest rates and inflation), all of which discouraged customers from borrowing and translated into 1 . 0 % annual real growth in November 2022 . Even though consumer loans appeared to decouple from these behaviors in the 1 H 22 , the severe slowdown experienced by household consumption, together with tightened admission protocols set by banks, resulted in a significant deceleration as depicted by an annual real expansion of only 1 . 6 % by the end of 2022 . From the funding perspective, the industry has also seen an important change in the structure of their liabilities . Increasing short - term interest rates, persistent inflation and the slide in the economy’s liquidity slack led Demand Deposits from representing 41 . 5 % of total loans in November 2021 to 29 . 3 % a year later, leading to increase the funding through Time Deposits . In terms of net results, the local banking industry recorded a bottom line of Ch $ 5 , 166 , 632 million as of Nov - 22 , which denotes an annual increase of Ch $ 1 , 660 , 732 million or 47 . 4% . Throughout 2022 the main driver for this performance has been operating revenues that boosted Ch $ 3 , 094 , 413 million or 25 . 9 % on an annual basis by reaching Ch $ 15 , 030 , 565 million as of Nov - 22 . This line item has been fostered by persistent double - digit inflation that has temporarily benefited the banks’ UF net asset exposures, which has been amplified or partly offset by the effect of increasing interest rates on the funding cost depending on the liability structure and financial hedges of each bank . The trend followed by in operating revenues has partly been offset by : (i) an annual increase of Ch $ 963 , 859 million or 50 . 2 % in expected credit losses, owing to both a low comparison base as 2021 was marked by non - recurrent effects benefiting credit quality and the tempered though steady deterioration seen in delinquency over the last quarters of 2022 , and (ii) operating expenses increasing Ch $ 573 , 964 million or 10 . 6 % on an annual basis, which has been partly attributable to the effect of inflation on line items indexed to this market factor . | 27

Economic & Business Environment

Market Share in Total Loans [1]
(As of November 2022)



17.4%
16.2%
14.7%
14.2%

Market Share in Debtors
(As of October 2022)



17.2%
16.2%
10.3%
9.8%

Market Share in Demand Deposits [1]
(As of November 2022)



22.3%
20.4%
15.1%
7.6%

Market Share in Assets Under Management [2]
(As of December 2022)



22.2%
18.2%
12.5%
5.6%
BICE

Market Share in Net Income
(As of November 2022)



24.9%
15.4%
14.7%
9.2%

Return on Average Capital and Reserves
(As of November 2022)



34.5%
24.7%
19.3%
19.1%

Cost-to-Income Ratio
(As of November 2022)



31.8%
41.8%
42.0%
46.4%

90-day Past Due Loans
(As of November 2022)



1.14%
1.15%
1.34%
1.81%

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries

| 28

Economic & Business Environment Key Business Drivers The GDP slowdown observed in 2022 has been a consequence of tighter fiscal and monetary policies, as well as the gradual normalization of temporary factors that boosted GDP growth in 2021 , such the excess of liquidity in the economy . Since the 11 . 7 % expansion posted in 2021 is unstainable in the long - run, a downturn leading the economy towards levels converging to potential growth, is highly likely . Additionally, this subdued activity is consistent with the greater macroeconomic imbalances incubated during the pandemic, such as the current account deficit . In this context, we expect a GDP contraction of 1 . 4 % in 2023 . These figure is consistent with negative growth rates, on an annual basis, between the 4 Q 22 and the 2 Q 23 . Therefore, the economy will likely begin to show a recovery in the second half of 2023 , mainly supported by better perspectives for exports . We also expect lower inflation in 2023 . This trend should be the result of both decelerated activity, contributing to reduce non - tradable inflationary pressures, and a lower prices of tradable goods, on the grounds of a recently strengthened Chilean peso . Based on these drivers, we forecast an inflation rate (CPI) of 4 . 8 % at the end of 2023 , still above the Central Bank’s policy target of 3 . 0% . As a consequence, we also expect the Central Bank to keep the interest rate high until the 2 Q 23 while carrying out several cuts onwards by leading the reference rate towards 6 . 0 % by the end of the year . An important thing to mention is that we expect a normalization of liquidity this year, based on a reduction of the fiscal spending, a decrease of interest rates and several adjustments to solve macroeconomic imbalances produced during the pandemic . Chilean Economy (1) 2023e GDP Growth (1.4)% CPI Variation (EoP) ~4.8% Monetary Policy Interest Rate (EoP) ~6.0% (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of Dec - 22. In relation to the banking industry, for 2023 we expect : Nominal loan growth to stand at levels in line with inflation . Therefore, we foresee real growth (adjusted by inflation) close to zero in total loans . Many factors would conduct this behavior : (i) a forecasted GDP contraction for the local economy in the range of - 1 . 0 % to - 2 . 0% , (ii) second round effects of political and social uncertainty on the local economic activity, considering that a new constitutional process and important economic reforms are part the agenda, (iii) stricter credit granting requirements by the banking system in light of the prevailing economic landscape, and (iv) constrained financial conditions over the most part of the year . From the funding perspective, since short - term interest rates would remain high and the liquidity surplus has vanished, demand deposits (DDA) are expected remain flat by posting nominal growth close to zero (below inflation) . Accordingly, further funding needs would be covered with time deposits and debt placements in 2023 . The use of these instruments will depend on balance sheet structure managed by each bank and the appetite to price and liquidity risk . In terms of P&L, the industry’s NIM would decline in 2023 from the levels seen in 2022 due to the effect of both lower inflation and decreasing interest rates on the industry’s net asset exposure to UF and the contribution of demand deposits to the cost of funds, respectively . As for credit risk, based on the economic outlook for 2023 , the payment behavior of debtors is expected to slightly deteriorate in relation to mid - term levels leading to an increase in past - due loans and expected credit losses, before additional provisions . Banking System (1) 2023e Nominal Loan Growth In line with inflation DDA / Total Loans ~25% Net Interest Margin Important Decline ECL / Avg. Loans ~1.4% Non - Performing Loans (>90d) ~1.6% (1) Based on Banco de Chile’s own estimates. | 29

Management Discussion & Analysis Snapshot on Strategic Advances Strategic Pillar As of Dec - 22 Key Performance Mid - Term Target Indicator Compliance Customer at the Center of our Decisions Net Promoter Score 75.3% ˝ 5.3% Market Share in Total Loans Top 2 x Efficiency and Productivity Cost - to - Income Ratio 31.9% ˟ 13.1% Sustainability and Commitment to Chile Return on Average Capital and Reserves Top 1 x Reputation (1) Top 2 x (1) Based on 2022 Merco Ranking. | 30

Management Discussion & Analysis Income Statement Analysis 4Q22 and FY 2022 (In Millions of Ch$) Net Income 4 Q 22 vs . 4 Q 21 We posted a net income of Ch $ 346 , 610 million in the 4 Q 22 , which indicates an annual increase of 20 . 8 % or Ch $ 59 , 595 million when compared to the Ch $ 287 , 015 million posted in the 4 Q 21 . On a sequential basis, we recorded a tempered 2 . 1 % increase in our bottom line . During the 4 Q 22 we consolidated by far as the unparalleled leader in net income generation within the local banking industry by far . Quarterly Net Income (In millions of Ch$) In consistency with the trend we have highlighted during the whole year, the annual increase in net income in the 4 Q 22 vs the 4 Q 21 was mainly steered by operating revenues that have kept the momentum shown over the last quarters (customer and non - customer), though depicting some signs of slowdown, by increasing Ch $ 106 , 192 million or 15 . 2 % when compared to the same period last year . All in all, the annual rise in operating revenues relied on : (i) an annual increment of Ch $ 95 , 103 million in customer income, primarily due to the effect of higher local and external interest rates on the contribution of demand deposits to our funding, which coupled with a slight increase in fees and, to a lesser degree, in income from loans, and (ii) non - customer income going up by Ch $ 11 , 089 million on an annual basis, which was principally fostered by higher gains from the management of our trading and investment portfolios, that enabled us to offset the impact of lower inflation ( - 51 bp . ) in the 4 Q 22 when compared to the 4 Q 21 on the contribution of our inflation - indexed structural exposure . The annual increase in operating revenues was along with a slight reduction of Ch $ 14 , 811 million or 10 . 7 % in expected credit losses, mostly explained by lower establishment of additional provisions . These drivers were somewhat offset by : An annual increase of Ch $ 42 , 104 million or 18 . 8 % in operating expenses . In a similar fashion than previous quarters, this increase was related to the effect of inflation on UF - indexed line items, including personnel, IT expenses, marketing campaigns, among others . An annual increment of Ch $ 19 , 304 or 38 . 8 % in income tax, due to the effect of lowered inflation on the equity, which is tax deductible, together with an annual increase of Ch $ 78 , 899 million or 23 . 4 % in pre - tax income due to the previously mentioned drivers . FY 2022 vs . FY 2021 For the year ended December 31 , 2022 we recorded a bottom line of Ch $ 1 , 409 , 435 million, which outreached by Ch $ 617 , 243 million or 77 . 9 % the level posted in the FY 2021 , which is the greatest net income achieved ever, which enabled us to lead the industry – when considering relevant peers – in terms of both results and profitability . As we have explained in previous reports . the main factor conducting this excellent performance was the boost of 41 . 7 % or Ch $ 916 , 769 million in operating revenues, caused by temporary income both non - customer and customer . As for the former, non - customer income increased Ch $ 492 , 218 million on an annual basis, mostly as a result of both : (i) higher revenues generated by our structural UF net asset exposure due to the impact of an inflation rate that was twofold the level posted a year earlier ( 6 . 6 % in 2021 vs . 13 . 3 % in 2022 ), and (ii) higher results from the management of our investment portfolios and financial positions by taking advantage of diverse market opportunities and shifts that came up throughout the year . Likewise, customer income went up by Ch $ 424 , 351 million in 2022 when compared to 2021 , primarily owing to the same drivers mentioned for quarterly figures | 31

Management Discussion & Analysis associated with higher contribution from demand deposits to our funding given the prevailing scenario of increasing interest rates in Chile and abroad, in conjunction with increased fee - based income that benefited from higher transactionality, as well as a tempered rise in income from loans . Year - to - Date Net Income (In millions of Ch$) These effects were to some extent offset by : An annual rise of Ch $ 123 , 996 million or 14 . 2 % in operating expenses, which is all but exclusively explained by : (i) the effect of inflation on UF - indexed key line items and the net income level, as mentioned earlier, and (ii) increased costs in IT and marketing related expenses linked with both our digital strategy and campaigns promoting new products and services . The tempered growth in operating expenses (excluding non - recurrent factors like inflation) continues to reflect the effectiveness of our cost control policies . An annual increment of Ch $ 78 , 053 million or 21 . 9 % in ECLs, reflecting the deterioration in asset quality that we have anticipated in previous reports . This is in line with delinquency indicators that have begun to return to normalized levels after a period of characterized by a very positive credit behaviour . In this regard, this overall increase took place in spite of a lower establishment of additional provisions . Higher income tax by Ch $ 97 , 477 million when compared to a year earlier due increased income before income tax that offset the impact of higher inflation on the shareholders’ equity that is tax deductible . Return on Average Equity (ROAE) Based on the above, we managed to record a ROAE of 28 . 9 % in the 4 Q 22 and 31 . 4 % in the FY 2022 . The figure posted for the 4 Q 22 was to some extent comparable to the one recorded in the 4 Q 21 ( 27 . 9% ), due to similar inflation rates for both periods . However, for the FY 2022 we significantly outperformed the ROAE achieved in the FY 2021 ( 20 . 1% ), which was supported by both higher inflation and greater contribution from demand deposits, given the higher level of interest rates . Since persistently high inflation negatively affects the real value of our capital and reserves, we consider it is useful to provide investors with a non - GAAP measure, such as the inflation – adjusted ROAE for a comprehensive assessment of our performance given the effect of purchasing power decline on our equity . If our net income is adjusted by the cumulative effect of inflation on equity, our ROAE would have reached 20 . 2 % in the 4 Q 22 and 19 . 3 % in the FY 2022 , which is more aligned with our mid - term figures . Return on Average Equity (1) (Annualized) 27.9% 2 16.1% 20.2% 4Q21 4Q22 Dec - 21 ROAE Inflation - Adjusted ROAE (1) Inflation - adjusted ROAE is computed as net income less the effect of inflation on capital and reserves (both for the period) divided by average shareholders’ equity. | 32 Projections For 2023 , as we anticipated in previous reports we expect our ROAE to decrease from current levels, based on the effect of the expected sharp decreased of inflation on NIM . Likewise, we foresee a normalization of ECL in 2023 , excluding additional provisions, towards the neighbourhood of mid - term levels, although we cannot rule out an increase customers’ payment capacity further deteriorates given the weakened economic scenario . Efficiency is expected to return to normal levels as well due to lower operating revenues and a well - controlled cost base . Banco de Chile FY 2023 Loan Growth (Nominal) Aligned with Inflation Net Interest Margin (NIM) ~4.3% Expected Credit Losses / Avg. Loans ~1.2% Efficiency Ratio ~40.0% Return on Average Equity 17.0% – 18.0% Based on the above, in absence of non - recurrent factors, for 2023 we foresee our ROAE in levels similar to those seen before the COVID 19 pandemic in the range of 17 . 0 % to 18 . 0% .

Management Discussion & Analysis Operating Revenues Breakdown (In millions of Ch$) Quarter Change 4Q22/4Q21 4Q21 4Q22 Ch$ % Dec - 21 Dec - 22 Ch$ % Net Interest Income (Interest and Inflation) 520,463 526,033 5,570 +1.1% 1,553,542 2,235,546 682,004 +43.9 % Financial Results (1) 50,512 124,962 74,450 +147.4% 150,957 303,385 152,428 +101.0 % Net Financial Income 570,975 650,995 80,020 +14.0% 1,704,499 2,538,931 834,432 +49.0 % Net Fees and Commisions 116,996 136,440 19,444 +16.6% 468,362 531,619 63,257 +13.5 % Other Operating Income 5,882 10,930 5,048 +85.8% 19,814 29,659 9,845 +49.7 % Income attributable to affiliates 5,087 5,153 66 +1.3% 2,240 13,580 11,340 +506.3 % Income from Non - Current Assets Held for Sale 524 2,138 1,614 +308.0% 4,109 2,004 - 2,105 (51.2)% Total Operating Revenues 699,464 805,656 106,192 +15.2% 2,199,024 3,115,793 916,769 +41.7 % Key Ratios 4Q21 4Q22 bp. Dec - 21 Dec - 22 bp. Net Interest Margin 5.08% 5.24% 16 3.87% 5.53% 166 Net Financial Margin 5.28% 5.63% 35 4.13% 5.69% 156 Fees to Average Loans 1.38% 1.50% 12 1.44% 1.50% 6 Change Dec - 22/Dec - 21 In Millions of Ch$ Year - to - Date (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 4Q22 vs. 4Q21 Net Financial Income Breakdown (In Millions of Ch$) 297,728 373,386 273,247 277,609 570,975 650,995 4Q21 4Q22 Non - Customer Financial Income Customer Financial Income | 33 Our net financial income increased Ch $ 80 , 020 million on an annual basis, from Ch $ 570 , 975 million in the 4 Q 21 to Ch $ 650 , 995 million in the 4 Q 22 . The main explanatory factor for this rise was the annual advance of Ch $ 75 , 659 million in customer financial income, representing a solid 25 . 4 % annual expansion, mostly explained by an improved contribution of demand deposits to our funding . To a lesser extent, non - customer income grew 1 . 6 % on an annual basis in the 4 Q 22 , which differs from previous quarters when it significantly contributed to our top line, primarily due to the annual slide in inflation in the 4 Q 22 . In detail, main explanatory factors were, as follows : An annual advance of Ch $ 76 , 492 million in the contribution of our demand deposits (DDA) to our funding during this quarter, from Ch $ 87 , 238 million in the 4 Q 21 to Ch $ 163 , 730 million in the 4 Q 22 . As mentioned in previous reports, the main factor explaining this increase has been the prevailing scenario of both local and foreign interest rates . While local interest rates have grown steadily in 2022 hand in hand with the tightening policy undertaken by the Central Bank, foreign interest rates began to increase over the last quarter of 2022 in line with the actions taken by the FED . The positive effect of higher interest rates was to some extent counterbalanced by an annual decline of 23 . 8 % in DDA average balances, which is in line with the change in customers’ preferences who have moved towards time deposits (TD) over the same period, looking for more profitability to being protected from high inflation . Higher contribution of our UF - indexed structural exposure by Ch $ 19 , 049 million, which hedges our shareholders’ equity from inflation, principally given by an increase in equity balances, which offset the slide of 0 . 51 % in inflation in the 4 Q 22 ( 2 . 49% ) when compared to the 4 Q 21 ( 3 . 00% ) . Increased income from the management of our Trading and Debt Securities portfolios on a consolidated basis amounting to approximately Ch $ 17 , 528 from Ch $ 39 , 304 million in the 4 Q 21 to Ch $ 56 , 832 million in the 4 Q 22 . This change relied

Management Discussion & Analysis on : (i) greater income by Ch $ 9 , 392 million from the Bank’s Trading and Debt Securities desks (including Sales & Structuring) due to changes in local market factors like inflation and interest rates, during November 2022 , that generated marking - to - market gains in fixed - income securities, together with higher results from Counterparty Value Adjustment (CVA) for derivatives as a consequence of decreased probabilities of default, and (ii) a solid performance of our securities brokerage subsidiary on the management of its fixed - income portfolio, which benefited from changes in interest rates during November 2022 , which translated into further income by Ch $ 8 , 136 million on an annual basis . An annual expansion of Ch $ 8 , 415 million in income from loans, from Ch $ 193 , 045 million in the 4 Q 21 to Ch $ 201 , 461 million in the 4 Q 22 , mostly associated with a 7 . 0 % annual growth in average loan balances . On the opposite, lending spreads continued to show a slight decline on an annual basis . These effects were softly offset by lower revenues from Asset and Liability management by approximately Ch $ 38 , 685 in the 4 Q 22 when compared to the 4 Q 21 , which had mainly to do with both the decrease in inflation on an annual basis and the reduction of the UF - indexed directional asset exposure managed by our Treasury in light of the expected path that inflation should follow over coming quarters . FY 2022 vs . FY 2021 Net Financial Income Breakdown (In Millions of Ch$) 1,061,943 1,423,037 642,556 1,115,894 1,704,499 2,538,931 Dec - 21 Dec - 22 Non - Customer Financial Income Customer Financial Income Nearly 81 % of our total operating revenues at the end of 2022 was composed of net financial income that totaled Ch $ 2 , 538 , 931 million over the same period, representing an annual advance of | 34 Ch $ 834 , 432 million . This performance was mostly explained by non - customer financial income that picked up by Ch $ 473 , 338 million on a year - to - date basis, supported by an UF variation of 13 . 3 % in 2022 that more than doubled the 6 . 6 % observed in 2021 . Similarly, customer financial income increased Ch $ 361 , 094 million or 33 . 8 % on an annual basis . These figures may be described as follows : An annual advance of Ch $ 394 , 532 million in the contribution of our structural UF net asset exposure as a consequence of higher inflation . This positive effect was the result of an UF variation of 13 . 3 % in 2022 , an unprecedented figure in the country’s recent history that compares to the 6 . 6 % reached in 2021 . Higher contribution of demand deposits to our funding cost by Ch $ 370 , 866 million in 2022 when compared to 2021 . As mentioned in previous reports, the main driver explaining this behavior was the trend observed in local and foreign interest rates that showed a remarkable increase in 2022 , particularly during the first half of the year, following the aggressive tightening cycle deployed by the Central Bank in order to slow down the inflationary process that has affected economies around the globe . This effect led to sharp increases of local and global reference rates that translated into a significant reduction of the bank’s funding cost by benefiting from DDA balances . However, the effect of higher interest rates was partly offset by an annual decrease of 8 . 0 % in average DDA balances given the same driver that explained the annual drop in quarterly figures . Higher income from the management our Trading and Debt Securities portfolios on a consolidated basis, amounting to Ch $ 49 , 838 million from Ch $ 127 , 409 million in 2021 to Ch $ 177 , 247 million in 2022 . This result relied on : (i) annual rise of Ch $ 18 , 471 million in net financial income from subsidiaries, totalling Ch $ 51 , 341 million in 2022 as compared to the Ch $ 32 , 869 million reached in 2021 , driven by shifts in interest rates that generated a positive effect on the fixed - income portfolio managed by our securities brokerage subsidiary, (ii) an annual advance of Ch $ 17 , 792 million in the management of the Bank’s Trading and Debt Securities portfolios given the effect of higher inflation and interest rates on the fair value of fixed - income securities and derivatives, as well as increased income from the management of our foreign - currency intraday position given heightened FX volatility, and (iii) revenues from the Sales & Structuring unit that grew Ch $ 13 , 575 million in 2022 when compared to 2021 on the grounds of FX volatility that led translated into an increased volume of transactions carried out by customers in 2022 . Higher income from loans by Ch $ 17 , 640 million, from Ch $ 766 , 590 million in 2021 to Ch $ 784 , 230 million in 2022 , which was mostly the consequence of an annual growth of 8 . 6 % in average loan balances . At a product level, commercial loans were responsible for ~Ch $ 31 , 700 million of

Management Discussion & Analysis this YoY increase in line with a 6 . 5 % rise in average balances and higher lending spreads, followed by greater income from residential mortgage loans by ~Ch $ 9 , 600 million (+ 9 . 6 % in average balances) . On the other hand, income from consumer loans had an annual decrease of ~Ch $ 24 , 300 million as a result of lower spreads during 2022 when compared to 2021 despite average balances increasing 15 . 7 % over the same period . An annual increase of Ch $ 5 , 089 million in revenues from ALM . This was composed of mixed factors, including : (i) recurrent revenues that increased Ch $ 63 , 677 million YoY, based on high levels of inflation and changes in the slope of the yield curve, which has become more inverted throughout the year, from which we were able to benefit from the proactive management of our term and currency (UF) gaps, and (ii) the sale of financial assets measured at fair value through OCI (FVTOCI) that had negative marking - to - market, which translated into the realization of a P&L loss of Ch $ 58 , 588 million in 2022 . Net Financial Margin As we have reported over the last quarters, throughout 2022 our net financial margin has benefited from : (i) higher inflation, given our net asset indexed to the UF (inflation), and (ii) a significantly higher contribution of DDA to our funding cost given trends seen in interest rates, particularly in shorter terms . As a result, we reached a net financial margin of 5 . 63 % in the 4 Q 22 and 5 . 69 % as of Dec 22 , denoting annual advances of 35 bp . and 156 bp . when compared to the ratios reached in the 4 Q 21 and as of Dec 21 , respectively . Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.28% 5.63% 5.69% 4.40% 4.23% 4.13% 3.99% 4.47% 4Q21 4Q22 Dec - 21 Dec - 22 BCH Industry (1) Industry  s ratios for the 4 Q 21 and as of Dec - 21 on proforma basis for the new local Compendium of Accounting Standards . Industry’s figures for the 4 Q 22 and as of Dec - 22 are until November 2022 . Furthermore, given the same drivers aforementioned, we managed to outperform the industry’s average by 140 bp . and 122 bp . in the 4 Q 22 and as of Dec 22 , respectively . Net Fee Income 31,717 45,692 24,630 26,098 29,029 30,640 13,963 13,446 14,429 3,228 18,207 2,357 116,996 4 Q 22 vs . 4 Q 21 Income from fees and commissions totaled Ch $ 136 , 440 million in the 4 Q 22 , denoting an annual advance of Ch $ 19 , 444 million or 16 . 6 % when compared to the Ch $ 116 , 996 million posted in the 4 Q 21 . Net Fee Income (In Millions of Ch $ ) Others 136,440 Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 35 4Q21 4Q22 This annual expansion was associated with : An annual increment of Ch $ 13 , 975 million in fees coming from transactional services, from Ch $ 31 , 717 million in the 4 Q 21 to Ch $ 45 , 692 million in the 4 Q 22 . The sustained upward trend in income has been the consequence of both the successful vaccination process against COVID - 19 from which mobility restrictions have mostly disappeared, fostering a normalization of consumption and spending, and the effect of higher inflation on revenues coming since fares of transactional services are primarily expressed in UF . Accordingly, the increase in fees from transactional services was steered by : (i) credit card fees rising Ch $ 12 , 797 million, from Ch $ 2 , 275 million in the 4 Q 21 to Ch $ 15 , 072 million in the 4 Q 22 , aligned with an annual growth of 22 . 3 % in the volume of transactions carried out using credit cards and 26 . 3 % in total turnover during the 4 Q 22 when compared to the 4 Q 21 , and (ii) fees and commissions associated with checking accounts and overdrafts growing Ch $ 1 , 615 million on an annual basis or 15 . 3% , from Ch $ 10 , 522 million in the 4 Q 21 to Ch $ 12 , 137 million in the 4 Q 22 , mainly due to the effect of inflation on fares and, to a lesser extent, to the annual increase of 5 . 3 % in checking accounts holders .

Management Discussion & Analysis Higher fee income from financial advisory by Ch $ 2 , 231 million on an annual basis in the 4 Q 22 when compared to the 4 Q 21 , explained by specific M&A transactions carried out this quarter . An annual rise of Ch $ 1 , 611 or 5 . 5 % million in fee income from the mutual funds management, from Ch $ 29 , 029 million in the 4 Q 21 to Ch $ 30 , 640 million in the 4 Q 22 . The main factor explaining this figure was related to improved margins in fixed - income funds, as a consequence of higher interest rate levels in the 4 Q 22 when compared to the 4 Q 21 . An annual surge of Ch $ 1 , 468 million or 6 . 0 % in fees coming from insurance brokerage, from Ch $ 24 , 630 million in the 4 Q 21 to Ch $ 26 , 098 million in the 4 Q 22 , which is aligned with written premiums increasing 24 . 2 % on an annual basis due to the higher consumer loan origination and successful campaigns launched in conjunction with our strategic partner . Fees from letters of credit, guarantees, collaterals and other contingent loans growing Ch $ 1 , 243 or 15 . 1 % on an annual basis, from Ch $ 8 , 240 million in the 4 Q 21 to Ch $ 9 , 483 million in the 4 Q 22 . This behavior is in consistency with an annual expansion of 9 . 2 % in Trade Finance loans . These effects were partly counterbalanced by a decline of Ch $ 1 , 286 million in loan repayments, from Ch $ 3 , 466 million in the 4 Q 21 to Ch $ 2 , 180 million in the 4 Q 22 , as refinancing debt has continued to be less attractive given the current level of interest rates . This effect coupled with lower liquidity among individuals, given the decay in the liquidity surplus seen a year earlier . FY 2022 vs . FY 2021 Fees and commissions grew Ch $ 63 , 257 million, from Ch $ 468 , 362 million in 2021 to Ch $ 531 , 619 million in 2022 . This result was due to : An annual advance of Ch $ 36 , 897 million or 27 . 0 % in fees coming from transactional services, from Ch $ 136 , 764 million in 2021 to Ch $ 173 , 661 million in 2022 . The annual variation was fostered by both the sustained increase in digital transactionality and the effect of inflation on products’ fares in 2022 , which translated into : (i) a strong YoY rise of Ch $ 24 , 770 million or 82 . 8 % in fee income generation from credit cards, from Ch $ 29 , 929 million in 2021 to Ch $ 54 , 699 million in 2022 , on the grounds of higher usage of this payment channel in 2022 , as reflected by 12 - month growth of 29 . 0 % in the volume of transactions using credit cards and 32 . 7 % in total turnover in 2022 , (ii) fees from checking accounts and overdrafts increasing Ch $ 7 , 240 million or 18 . 9 % YoY, from Ch $ 38 , 216 million in 2021 to Ch $ 45 , 456 million in 2022 , in line with ~ 118 , 300 new checking accounts opened in 2022 and the effect of higher inflation in fares indexed to the UF, and (iii) fees from demand accounts and ATMs going up by Ch $ 4 , 887 million or 7 . 1 % on an annual basis, from Ch $ 68 , 619 million in 2021 to Ch $ 73 , 506 million in 2022 , as a result of increased debit card transactions by 38 . 0 % during 2022 when compared to 2021 . An annual growth of Ch $ 12 , 807 million or 11 . 8 % in fees from mutual funds, from Ch $ 108 , 221 million in 2021 to Ch $ 121 , 028 million in 2022 . As mentioned in the previous report, this behavior was highly influenced by : (i) a change in the portfolio mix from fixed - income mutual funds towards equity funds that bear higher margins given investors’ preferences, and (ii) an annual increase in overall margins of mutual funds in 2022 when compared to 2021 . An annual expansion of Ch $ 5 , 689 million in fees from letters of credit, guarantees, collaterals and other contingent loans as a result of the strong recovery in Trade Finance loans throughout this year, which in part was due to less favourable conditions for international trade in 2021 due to lagged effects of the COVID 19 pandemic and improved value offerings generated for this product in the all segments in 2022 . Fees from insurance brokerage that went up by Ch $ 5 , 383 million or 5 . 6% , from Ch $ 95 , 482 million in 2021 to Ch $ 100 , 865 million in 2022 , in line with an annual increase of 18 . 2 % in written premiums over the same period . Higher fees from investment banking by Ch $ 4 , 337 million on an annual basis, from Ch $ 4 , 598 million in 2021 to Ch $ 8 , 935 million in 2022 , mostly explained increased amount of transactions, particularly associated with M&A activities . Net Fee Income (In Millions of Ch $ ) 136,764 173,661 95,482 100,865 108,221 121,028 52,719 53,314 61,547 13,629 70,183 12,568 468,362 531,619 Dec - 21 Dec - 22 Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 36

Management Discussion & Analysis These effects were to some extent counterbalanced by credit repayments that dwindled Ch $ 5 , 279 million or 35 . 8% , from Ch $ 14 , 765 million in 2021 to Ch $ 9 , 486 million in 2022 . As mentioned, this behavior was related to the trend and absolute level of interest rates throughout 2022 , which resulted in lessened interest of refinancing debt . Other Operating Income 4 Q 22 vs . 4 Q 21 Other operating income (including income from investments in affiliates, income from non - current assets held for sale and other operating income) increased Ch $ 6 , 728 million or 58 . 5% , from Ch $ 11 , 493 million in the 4 Q 21 to Ch $ 18 , 221 million in the 4 Q 22 . This increment had mostly to do with : (i) an increase of Ch $ 5 , 048 million or 85 . 8 % in other income, almost entirely explained by recognition of the inflation effect on the monthly tax provisional payments (PPM) accumulated during 2022 , and (ii) higher income by Ch $ 1 , 614 million from non - current assets held for sale, primarily associated with assets received in lieu of payment . FY 2022 vs . FY 2021 Other operating income recorded an annual rise of Ch $ 19 , 080 million or 72 . 9% , from Ch $ 26 , 163 million in 2021 to Ch $ 45 , 243 million in 2022 . This was the result of : (i) higher income from investment in affiliates by Ch $ 11 , 340 million, attributable to the effect of higher earnings from Transbank in 2022 due to revised fares at the end of 2021 (frozen for most of 2021 ), and (ii) an annual rise of Ch $ 9 , 845 million in other operating income explained by the previously mentioned recognition of inflation on the amount of monthly tax provisional payments (PPM) in 2022 . These effects were partly offset by income from non - current assets held for sale decreasing Ch $ 2 , 105 million related to assets received in lieu of payment . Expected Credit Losses (ECLs) 4 Q 22 vs . 4 Q 21 Expected Credit Losses (ECLs) went down by Ch $ 14 , 811 million in the 4 Q 22 , from Ch $ 138 , 180 million in the 4 Q 21 to Ch $ 123 , 369 million in the 4 Q 22 . However, when excluding the effect of additional provisions, ECLs would have posted an increase of Ch $ 50 , 189 million . More than 75 % of this figure (additional provisions excluded) was attributable to the Retail Banking segment that grew Ch $ 37 , 914 million YoY while the Wholesale Banking expanded Ch $ 12 , 274 million during the same period . Expected Credit Losses (In Millions of Ch$) 4Q21 4Q22 Loan Loss Allowances Initial Allowances 676,270 761,755 85,485 +12.6 % Charge - offs (56,106) (102,593) (46,487) +82.9 % Sales of Loans (25) (1,631) (1,606) +6424.0 % Allowances FX effect 4,891 (11,614) (16,505) (337.5)% Provisions established, net 93,219 132,475 39,256 +42.1 % Final Allowances 718,249 778,392 60,143 +8.4 % Expected Credit Losses Provisions Established Loans 93,219 132,475 39,256 +42.1 % Provisions Established Banks (22) 149 171 (777.3)% Provisions Contingent Loans (10,484) (1,492) 8,992 (85.8)% Prov. Cross Border Loans (1,332) (7,217) (5,885) +441.8 % Financial Assets Impairments (4,378) 356 4,734 (108.1)% Additional Provisions 80,000 15,000 (65,000) (81.3)% Recoveries (18,823) (15,902) 2,921 (15.5)% Expected Credit Losses 138,180 123,369 (14,811) (10.7)% In Millions of Ch$ Quarter Change 4Q22/4Q21 Ch$ % The main explanatory factors behind the 10 . 7 % annual decrease in ECLs were : Additional provisions declining Ch $ 65 , 000 million during the 4 Q 22 , from the Ch $ 80 , 000 million established in the 4 Q 21 (the highest amount in a quarter) to Ch $ 15 , 000 million in the 4 Q 22 . Since 2021 , we have been anticipating the possibility that credit quality may experience a deterioration, as non - recurrent factors were temporarily benefiting the customers’ payment behaviour . Given this environment, we established a significant amount of additional provisions in the 4 Q 21 . During all 2022 we continue to set additional provisions by maintaining our conservative approach to risk . By doing so, we accumulated total additional allowances of Ch $ 700 , 252 million as of December 31 , 2022 , ranking first among private banks and ~Ch $ 296 , 000 above our closest peer (according to the CMF as of Nov - 22 , latest information available) . Moreover, our coverage ratio (loan loss allowances to past - due loans 90 days or more) improves from 197 % to 375 % when including additional provisions as of Dec 22 . An annual contraction of Ch $ 5 , 885 million in provisions on cross border loans as a result of the 12 . 3 % appreciation of the Ch $ in the 4 Q 22 when compared to the 5 . 1 % depreciation in the 4 Q 21 , which coupled with increased exposure to off - shore counterparties . These figures were partly compensated by : An annual advance of Ch $ 44 , 158 million in ECLs attributable to an overall asset quality deterioration, confirming the steady growth observed in recurring risk expenses during 2022 . This trend is aligned with the path followed by non - performing loans (loans past - due over 90 days to total loans), which has increased from 0 . 85 % as of Dec 21 to 1 . 08 % as of Dec 22 , explained by the normalization of credit behaviour across the banking industry (industry’s NPL ratio from 1 . 25 % as of | 37

Management Discussion & Analysis Dec 21 to 1 . 66 % as of Nov 22 , latest available information) as the economy has slowed down and the temporary effects of the excess of liquidity among individuals faded away . At a segment level, the Retail Banking contributed with an annual increase of Ch $ 31 , 349 million in the 4 Q 22 , as the slower economic dynamism mostly affected individuals’ risk metrics . To a lesser extent, recurrent ECLs grew Ch $ 12 , 809 million in the Wholesale Banking segment in line with the impact of economic landscape on business activity . Higher risk expenses by Ch $ 7 , 181 million on a YoY basis explained by loan growth as evidenced by an annual expansion of 7 . 0 % in average loan balances . This figure was concentrated in the Retail Banking segment that grew Ch $ 6 , 566 million YoY, linked to a 7 . 1 % growth in average loan balances managed by this segment . Impairments of financial assets increasing Ch $ 4 , 734 million in the 4 Q 22 as compared to the 4 Q 21 , influenced by a low comparison base associated with lower exposures to corporate and banking issuers last year . FY 2022 vs. FY 2021 ECLs registered an annual rise of Ch $ 78 , 053 million, from Ch $ 357 , 065 million in 2021 to Ch $ 435 , 118 million in 2022 . By isolating the effect of additional provisions, ECLs would have increased Ch $ 138 , 053 million, of which Ch $ 113 , 819 million was attributable to the Retail Banking segment . Expected Credit Losses (In Millions of Ch$) Loan Loss Allowances Initial Allowances Charge - offs Sales of Loans Allowances FX effect Provisions established, net (241,187) (14,482) 17,229 210,258 (265,480) (1,631) 582 326,672 (24,293) 12,851 (16,647) 116,414 +10.1% (88.7)% (96.6)% +55.4 % Year - to - Date Change Dec - 22/Dec - 21 Dec - 21 Dec - 22 Ch$ % 746,431 718,249 (28,182) (3.8)% Final Allowances 718,249 778,392 60,143 +8.4 % Expected Credit Losses +55.4% (219.6)% (140.2)% (57.6)% +699.3 % Provisions Established Loans Provisions Established Banks Provisions Contingent Loans Prov. Cross Border Loans Financial Assets Impairments Additional Provisions Recoveries 210,258 (230) (9,625) 1,889 1,002 220,000 (66,229) 326,672 275 3,869 801 8,009 160,000 (64,508) 116,414 505 13,494 (1,088) 7,007 (60,000) 1,721 (27.3)% (2.6)% In Millions of Ch$ Expected Credit Losses 357,065 435,118 78,053 +21.9 % This behavior was the consequence of : An annual increment of Ch $ 114 , 822 million in ECLs due to asset quality indicators that have continued converging to pre - pandemic levels . During 2021 we anticipated that the | 38 good performance in ECLs was explained by temporary effects such as several aid measures taken by the congress and the government to assist people and companies in dealing with the crisis produced by the COVID 19 , leading to an excess of liquidity in the economy and, consequently, unusually low levels of delinquency and very positive payment behaviour . In 2022 , all of these effects began to normalize across the industry . Likewise, the negative effect of inflation on disposable income (purchasing power) of individuals also contributed to deteriorate key credit risk metrics . As mentioned before, these drivers were largely concentrated in the Retail Banking segment as portrayed by an annual advance of Ch $ 99 , 336 million in ECLs of this segment, while the Wholesale Banking segment rose Ch $ 15 , 486 million in the 12 - month period ended on December 31 , 2022 . Risk expenses increasing Ch $ 17 , 311 million in 2022 when compared to 2021 , which was mostly associated with an annual expansion of 6 . 4 % in average loan balances . The Retail Banking segment was the main contributor by growing Ch $ 14 , 483 million on the grounds of average loan balances managed by this segment going up 10 . 2 % on an annual basis . An annual growth of Ch $ 7 , 007 million in impairments of financial assets due to unfavourable shifts in average credit spreads that coupled with the effect of greater exposures in financial assets issued by local and foreign banks and, to a lesser extent, by corporate issuers . These figures were counterbalanced by: An annual decrease of Ch $ 60 , 000 million in additional provisions, from Ch $ 220 , 000 million set in 2021 to Ch $ 160 , 000 million in 2022 . Similar to the quarterly drivers, during 2021 we set more additional allowances in 2021 given a higher uncertainty in regards to the economic outlook and the impact on customers’ credit behavior at that point . Although we have maintained our prudent approach on this matter, the uncertainty regarding the effect of COVID 19 and other important political and economic reforms decreased in 2022 , leading us to set a lower amount of additional provisions during this period . However, since there still some doubts on the adjustment cycle that will experience the local economy and how long it will take, we preferred to be more cautions in order to be well prepare for any risk contingency . ECLs on cross border loans declining Ch $ 1 , 088 million in 2022 , in line with a 0 . 3 % appreciation of the Ch $ in 2022 when compared to the sharp 19 . 8 % depreciation of the Ch $ in 2021 .

Management Discussion & Analysis Expected Credit Losses Ratio Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) 1.35% 1.63% 1.52% 1.64% 1.10% 1.06% 1.23% 1.35% 4Q21 4Q22 Dec - 21 Dec - 22 BCH Industry (1) Industry  s ratios for the 4 Q 21 and as of Dec - 21 on proforma basis for the new local Compendium of Accounting Standards . Industry’s figures for the 4 Q 22 and as of Dec - 22 are until November 2022 . Based on our quarterly figures, we held an ECLs indicator (ECLs annualized over average loans) of 1 . 35 % in the 4 Q 22 , reflecting a 28 bp . annual improvement when compared to the 1 . 63 % ECLs ratio reached in the 4 Q 21 . Similarly, in the FY 2022 our ECLs ratio amounted to 1 . 23 % in 2022 or 13 bp . higher than the 1 . 10 % reached in FY 2021 . As mentioned in previous quarters, it is important to consider that these ratios include an important amount of additional provisions, which – for instance – explains 37 % of our year - end ECLs ratio in 2022 . If we exclude this effect, this ratio would have reached 0 . 78 % as of Dec 22 , which continues to be below mid - term levels . We also managed to outreach the industry’s ratio by 29 bp . and 12 bp . in the 4 Q 22 and as of Dec 22 , respectively . These figures positively compare to figures seen a year ago, when our ECLs ratio was 11 bp . and 4 bp . higher than the industry in the 4 Q 21 and in FY 2021 , respectively . Past - Due Loans Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 0.85% 0.88% 0.97% 1.08% 1.08% 1.25% 1.28% 1.41% 1.53% 1.66% Dec - 21 Mar - 22 Jun - 22 Sep - 22 Industry Dec - 22 BCH (1) Industry  s ratios for the 4 Q 21 and as of Dec - 21 on proforma basis for the new local Compendium of Accounting Standards . Industry’s figures for the 4 Q 22 and as of Dec - 22 are until November 2022 . Our past - due loans over total loans ratio increased from 0 . 85 % as of Dec - 21 to 1 . 08 % as of Dec - 22 , but remained flat when compared to Sep - 22 . This figure continued to remain well below the NPLs ratio of 1 . 66 % reached by the industry as of Dec - 22 ( - 58 bp . ) . As anticipated in previous reports, we expected this growth in NPLs for the banking industry as a whole and us due to the normalization of key indicators, such as subdued economic growth and reduced liquidity from the levels seen in 2021 . For 2023 we expect our NPLs to converge to average figures in the range from 1 . 2 % to 1 . 3 % although we cannot rule out a peak above that level during the year depending on the evolution of economic situation . Operating Expenses 4 Q 22 vs . 4 Q 21 Our operating expenses increased Ch $ 42 , 104 million on an annual basis, from Ch $ 224 , 502 million in the 4 Q 21 to Ch $ 266 , 606 million in the 4 Q 22 . Operating Expenses (In Millions of Ch$) 4Q21 4Q22 Personnel expenses 115,023 145,899 30,876 +26.8 % Administrative expenses 82,995 89,872 6,877 +8.3 % Depreciation and Amort. 19,795 21,386 1,591 +8.0 % Impairments 1,764 17 - 1,747 (99.0)% Other Oper. Expenses 4,925 9,432 4,507 +91.5 % Total Operating Expenses 224,502 266,606 42,104 +18.8 % Additional Information 4Q21 4Q22 bp. / % Op. Exp. / Op. Rev. 32.1% 33.1% +99bp Op. Exp. / Avg. Assets 1.8% 2.0% +20bp Headcount (#) - EOP 12,284 12,550 +2.2 % Branches (#) - EOP 272 266 (2.2)% In Millions of Ch$ Quarter Change 4Q22/4Q21 Ch$ % The annual increment in our cost base was mainly explained by: | 39 Personnel expenses increasing Ch $ 30 , 876 million on an annual basis, from Ch $ 115 , 023 million in the 4 Q 21 to Ch $ 145 , 899 million in the 4 Q 22 , mainly as result of : (i) higher provisions for performance bonuses by Ch $ 14 , 566 million on an annual basis related to higher results, (ii) salaries growing Ch $ 8 , 923 million or 11 . 8 % in the 4 Q 22 principally due to the recognition of the inflation effect on salaries that coupled with a slight 1 . 8 % annual increase in average headcount, and (iii) an annual increase of Ch $ 3 , 369 million in severance payments . Other operating expenses increasing Ch $ 4 , 507 million on an annual basis, mostly explained by : (i) higher operational risk write - offs and provisions by Ch $ 3 , 052 million principally explained by external fraud in payment channels transactions and legal reimbursements, and (ii) an expansion of Ch $ 1 , 124

Management Discussion & Analysis million in expenses associated with assets received in lieu of payment. An annual increment of Ch $ 4 , 270 million in IT - related expenses in the 4 Q 22 , linked to IT support, additional software licensing and data services expenses all related to development of digital solutions and improvements to our technological capabilities . Higher depreciation and amortization expenses by Ch $ 1 , 591 million in the 4 Q 22 when compared to the 4 Q 21 , mostly as result of increased amortization of intangibles assets by Ch $ 1 , 078 million explained by software upgrades, aligned with our digital strategy . FY 2022 vs . FY 2021 For the FY 2022 , our operating expenses amounted to Ch $ 995 , 483 million, which denotes an increase of Ch $ 123 , 996 million from the Ch $ 871 , 487 million recorded in the FY 2021 . Operating Expenses (In Millions of Ch$) Personnel expenses 450,952 528,226 77,274 +17.1 % Administrative expenses 322,877 355,274 32,397 +10.0 % Depreciation and Amort. 76,798 84,205 7,407 +9.6 % Impairments 1,422 77 - 1,345 (94.6)% Other Oper. Expenses 19,438 27,701 8,263 +42.5 % Total Operating Expenses 871,487 995,483 123,996 +14.2 % Additional Information Dec - 21 Dec - 22 bp. / % Op. Exp. / Op. Rev. 39.6% 31.9% (768)bp Op. Exp. / Avg. Assets 1.8% 1.9% +7bp Headcount (#) - EOP Branches (#) - EOP 12,284 272 12,550 266 +2.2% (2.2)% Year - to - Date Dec - 21 Dec - 22 Change Dec - 22/Dec - 21 Ch$ % In Millions of Ch$ Main drivers behind this annual growth, were : Personnel expenses rising Ch $ 77 , 274 million (or 17 . 1% ) on an annual basis, from Ch $ 450 , 952 million in 2021 to Ch $ 528 , 226 million in 2022 , as a result of : (i) an annual expansion of Ch $ 30 , 825 million associated with provisions for performance bonuses related to the solid results achieved by the Bank in 2022 , (ii) an annual expansion of Ch $ 28 , 568 million or 10 . 9% , mainly explained by the recognition of the inflation effect on salaries, which was partly offset by a 0 . 6 % decrease in average headcount in 2022 when compared to 2021 , (iii) an annual advance of Ch $ 11 , 160 million in severance payments on the grounds of organizational restructuring, and (iv) an annual increase of Ch $ 6 , 721 million in benefits and other expenses to the staff . An annual increase of Ch $ 14 , 781 million in IT - related expenses in 2022 mainly associated to software licensing, data services and other IT products linked to upgrades and efforts to accelerate our front - to - back digital transformation across the organization . Other operating expenses increasing Ch $ 8 , 263 million on an annual basis, mostly explained by : (i) higher expenses related to assets received in lieu of payment by Ch $ 4 , 091 million, and (ii) greater operational risk write - offs and provisions, that had an annual expansion of Ch $ 3 , 212 million as of Dec - 22 , mainly fueled by a higher volume of external fraud through payment channels . Higher depreciation and amortization expenses by Ch $ 7 , 407 million on an annual basis . Advertising expenses increasing Ch $ 6 , 580 million in 2022 linked to marketing campaigns of new products and services associated with face - to - face activities in line with less pandemic restrictions in terms of mobility, including FAN account, our support plan for SMEs, among others . An annual expansion of Ch $ 1 , 196 million in office supplies related to purchases of password generation devices, checkbooks and credit cards to be delivered to customers . Efficiency Ratio Based on the above and the evolution of operating revenues in the 4 Q 22 , our efficiency ratio increased from 32 . 1 % in the 4 Q 21 to 33 . 1 % in the 4 Q 22 . When taking into consideration the solid performance of our operating revenues throughout the year, our year - to - date cost - to - income ratio improved from 39 . 6 % in 2021 to 31 . 9 % in 2022 , denoting a 768 bp . annual drop . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 32.1% 33.1% 31.9% 41.9% 42.4% 45.3% 39.6% 39.9% 4Q21 4Q22 Dec - 21 Dec - 22 BCH Industry (1) Industry  s ratios for the 4 Q 21 and as of Dec - 21 on proforma basis for the new local Compendium of Accounting Standards . Industry’s figures for the 4 Q 22 and as of Dec - 22 are until November 2022 . Furthermore, since our operating expenses increased 18 . 8 % in the 4 Q 22 , our cost - to - asset ratio went up to 2 . 0 % in the 4 Q 22 on an annual basis, which represents a 20 bp . rise when compared to the 4 Q 21 . Likewise, the annual growth in operating expenses in the FY 2022 , led our cost - to - asset ratio to reach 1 . 9% , which denotes a moderate rise of 7 bp . in relation to the same period last year . Our solid performance in efficiency and productivity matters, in conjunction with the boost posted in operating revenues, enabled us to outreach the industry in terms of cost - to - income ratio by 931 bp . in the 4 Q 22 and 791 bp . in the FY 2022 . | 40

Management Discussion & Analysis Income Tax 4 Q 22 vs . 4 Q 21 During the 4 Q 22 our income tax totaled Ch $ 69 , 071 million, which represents an annual increment of Ch $ 19 , 304 million when compared to the Ch $ 49 , 767 million recorded in the 4 Q 21 . Main factors behind the 38 . 8 % annual expansion were : (i) increased pre - tax income, which grew Ch $ 78 , 899 million or 23 . 4 % on an annual basis, which resulted in income higher income tax by Ch $ 21 , 303 given the prevailing statutory corporate tax rate of 27% , and (ii) the effect of lower inflation in the 4 Q 22 (+ 2 . 49% ) when compared to the 4 Q 21 (+ 3 . 00% ) on our shareholders’ equity, amount that is deducted from taxable income for taxation purposes explaining further income tax by Ch $ 3 , 853 million . This effect was partly offset by lower income tax of Ch $ 5 , 852 million in the 4 Q 22 due to tax deductions associated with the sale of fixed - income securities held for trading with positive fair value adjustment that is deducted from the taxable base under Article 104 of the local tax code . The joint result of these factors explained an annual increase of our effective tax rate from 14 . 8 % in the 4 Q 21 to 16 . 6 % in the 4 Q 22 . FY 2022 vs . FY 2021 Income tax increased Ch $ 97 , 477 million on an annual basis, from Ch $ 178 , 280 million in 2021 to Ch $ 275 , 757 million in 2022 . This was the result of : (i) pre - tax income increasing Ch $ 714 , 720 million, from Ch $ 970 , 472 million in 2021 to Ch $ 1 , 685 , 192 million in 2022 , which explained higher income tax by Ch $ 192 , 975 million at the statutory corporate tax rate of 27% , and (ii) higher income tax by Ch $ 13 , 954 million, mostly related to the sale of FVTOCI instruments with negative accumulated marking - to - market on equity in 2022 , partly offset by the sale of trading securities with positive fair value adjustment, since the instruments involved in the sale had a special treatment under Article 104 of the local tax code, from which losses may not be deducted for taxation purposes, resulting in an increase in the taxable base when compared to financial pre - tax income . These effects were counterbalanced by the effect of higher inflation in 2022 (+ 13 . 3% ) when compared to 2021 (+ 6 . 6% ) on our shareholders’ equity, which translated into an annual decline of Ch $ 109 , 452 million in income tax as it may be deducted from the taxable base . As a result, our effective tax rate passed from 18 . 4 % in 2021 to 16 . 4 % in 2022 . Other Comprehensive Income Our Comprehensive Income (CI) totaled Ch $ 1 , 300 , 894 million in 2022 , which is Ch $ 108 , 541 million below the net income of Ch $ 1 , 409 , 435 million reached in the same period . Comprehensive Income Breakdown (In Millions of Ch$ as of Dec - 22) This behavior was mostly explained by mixed factors, as follows : A decrease of Ch $ 215 , 476 million in the variation of fair value adjustments of hedge accounting explained by the impact of both a decrease in UF - denominated interest rates (particularly by the end of 2022 ) and increased foreign interest rates aligned with measures adopted by the Federal Reserve on the fair value of the liability and asset sides of the hedge accounting swaps, respectively . An increase of Ch $ 58 , 859 million in comprehensive income associated with income tax and other effects, and A variation in the fair value adjustment of fixed - income securities measured at FVTOCI that increased Ch $ 48 , 076 million in light of the downward trend adopted by local long - term interest rates by the end of 2022 and the sale of FVTOCI instruments with negative fair value adjustment . | 41

Management Discussion & Analysis Business Segments Performance 4Q22 and FY 2022 (In Millions of Ch$) In the 4 Q 22 , our income before income tax amounted to Ch $ 415 , 682 million, representing an annual advance of Ch $ 78 , 900 million or 23 . 4 % when compared to the Ch $ 336 , 782 million registered in the 4 Q 21 . The Wholesale Banking and the Retail Banking segments concentrated most of the pre - tax income by representing 47 . 1 % and 37 . 2 % in the 4 Q 22 , respectively . Treasury and Subsidiaries, on the other hand, explained 8 . 4 % and 7 . 3 % of the quarter’s performance, respectively . On a YTD basis, our pre - tax income grew Ch $ 714 , 720 million from Ch $ 970 , 472 million in 2021 to Ch $ 1 , 685 , 192 million in 2022 . The main contributor to this figure was the Retail Banking segment explaining 45 . 5% , closely followed by the Wholesale Banking segment that represented 42 . 5% . Lastly, Subsidiaries and Treasury contributed with 6 . 2 % and 5 . 8% , respectively . Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 34,897 158,752 22,904 154,441 132,584 195,967 22,542 336,782 415,682 30,377 4Q21 Treasury Wholesale Banking 4Q22 Retail Banking Subsidiaries Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 1,685,192 43,428 97,698 498,965 766,259 346,747 716,886 81,332 104,349 970,472 Dec - 21 Treasury Wholesale Banking Dec - 22 Retail Banking Subsidiaries | 42

Management Discussion & Analysis Retail Banking Segment During the 4 Q 22 , the Retail Banking segment recorded an income before income tax of Ch $ 154 , 441 million, which is equivalent to a YoY decline of Ch $ 4 , 311 million when compared to the Ch $ 158 , 752 million posted in the 4 Q 21 . The main contributor factor to this behavior was the annual increment of Ch $ 24 , 299 million or 15 . 1 % in operating expenses that had mostly to do with : (i) the exceptional bottom line registered in 2022 by the bank that contributed to increased expenses related to performance bonuses, (ii) the effect of cumulative inflation on salaries, and (iii) higher severance payments associated with organizational restructuring . This effect was partly counterbalanced by a YoY increment of Ch $ 19 , 580 million in operating revenues, which in turn may be summarized as : (i) an annual advance of ~Ch $ 25 , 800 million in the contribution of demand deposits managed by this segment to our funding cost, in line with higher interest rates in the 4 Q 22 when compared to the 4 Q 21 , which was partly offset by the contraction of 27 . 4 % in DDA balances over the same period, (ii) higher contribution of the portion of the UF net asset exposure allocated to the segment as a result of increased exposure in the 4 Q 22 , particularly in equity accounts, and (iii) a YoY growth of Ch $ 14 , 579 million in fee income as a consequence of the normalization of consumption and the effect of inflation in fares (mostly expressed in UF) that improved the income fee generation from transactional services . As of December 31 , 2022 , the segment’s pre - tax income increased Ch $ 267 , 294 million or 53 . 6% , from Ch $ 498 , 965 million in 2021 to Ch $ 766 , 259 million in 2022 , mostly explained by an annual rise of Ch $ 413 , 434 million in operating revenues . The annual behavior of our top line was linked to : (i) higher contribution of the portion of the UF net asset exposure allocated to the segment due to both increased equity and the unprecedented inflation – measured as UF variation – of 13 . 3 % in 2022 when compared to the 6 . 6 % in 2021 , (ii) DDA managed by the segment increasing by ~Ch $ 176 , 000 million its contribution to our funding, mostly associated with upward trends followed by local and foreign interest rates, particularly in the short - term, that more than offset the annual drop of 12 . 5 % in average DDA balances, (iii) fees increasing Ch $ 41 , 221 million as a result of increased transactionality driven by the same drivers mentioned in the quarterly figures, and (iv) a YoY increment of Ch $ 9 , 540 million in investments in affiliates due to increased revenues from Transbank as already mentioned . The increase in operating revenues was partly offset by : (i) operating expenses advancing Ch $ 80 , 325 million explained by higher expenses in performance bonuses (which in turn was associated with the good performance of the bank during 2022 ), the effect of cumulative inflation on salaries, further expenses in severance payments as part of our organizational restructuring and efficiency initiatives, and increased benefits to our staff, and (ii) ECLs growing Ch $ 65 , 815 million in light of asset quality indicators converging to pre - pandemic levels after an excellent but transitory performance in 2021 . | 43

Management Discussion & Analysis Wholesale Banking Segment In the 4 Q 22 , the Wholesale Banking segment totaled Ch $ 195 , 967 million in income before income tax, which compares to the Ch $ 132 , 584 million reached in the 4 Q 21 . This Ch $ 63 , 383 million or 47 . 8 % YoY rise, which represented 80 % of the annual increment in our overall pre - tax income, was mostly attributable to an annual advance of Ch $ 57 , 046 million in operating revenues, which in turn was related to : (i) DDA contribution to our funding rising ~Ch $ 38 , 000 million or nearly 128 % on an annual basis given the trends seen in local and foreign interest rates in the 4 Q 22 that more than offset the YoY contraction of 18 . 6 % in average DDA balances, (ii) income from loans increasing ~Ch $ 6 , 000 million aligned with the 6 . 8 % growth in average commercial loan balances managed by the segment, and (iii) higher contribution of the portion of the UF net asset exposure allocated to the segment in the 4 Q 22 due to increased equity . To a lesser extent, this segment also benefited from the annual decrease of Ch $ 19 , 140 million in ECLs, mostly associated with a larger amount of additional provisions established in 2021 (partly allocated to the segment) when uncertainties on risk metrics were higher when compared to 2022 . These effects were counterbalanced by the annual increment of Ch $ 12 , 803 million or 33 . 5 % in operating expenses associated with : (i) the effect of higher inflation on salaries, (ii) higher provisions for performance bonuses, and (iii) a YoY growth in IT expenses (software licensing and data services) . In the FY 2022 , the Wholesale Banking had a pre - tax income of Ch $ 716 , 886 million, which was Ch $ 370 , 139 million or 106 . 7 % higher than the Ch $ 346 , 747 million registered in 2021 . Once again, this performance was almost entirely explained by strong the segment’s operating revenues that grew Ch $ 406 , 160 million or 67 . 7 % on a 12 - month basis, which was linked to : (i) higher contribution of the portion of the UF net asset exposure allocated to the segment due to both increased equity and the effect of higher inflation, (ii) further income by ~Ch $ 147 , 300 million due to improved contribution of DDA to our funding cost, (iii) increased income from loans by ~Ch $ 27 , 500 million (+ 12 . 5 % YoY in average balances and higher lending spreads in 2022 ), (iv) an increase in income from FX trading and derivative transactions made by the segment’s customers, and (v) an annual increase of Ch $ 5 . 865 million or 8 . 7 % in fee income by means of greater volumes associated with trade finance and guarantees, collaterals and other contingent loans . These effects were in part counterbalanced by : (i) a YoY advance of Ch $ 31 , 792 million in operating expenses, and (ii) a slight decrease of Ch $ 5 , 229 million or 5 . 3 % in risk expenses . | 44

Management Discussion & Analysis Treasury Segment Income before income tax recorded by the Treasury segment amounted to Ch $ 33 , 897 million in the 4 Q 22 , representing a YoY advance of Ch $ 11 , 993 million . This performance was the result of : (i) higher contribution of the UF net asset exposure partly allocated to this segment in the 4 Q 22 , and (ii) further income by approximately Ch $ 8 , 300 million from the management of our Trading desk, mostly explained by favorable shifts in interest rates that translated into positive fair value adjustments of held - for - trading securities, which coupled with the positive management of our foreign - currency intraday position that took advantage of the FX volatility registered during the quarter and a positive effect of Counterparty Value Adjustment (CVA) for derivatives . These effects were to some extent offset by : (i) ECLs increasing Ch $ 4 , 735 million linked to higher impairments of financial assets, and (ii) an annual decline of nearly Ch $ 1 , 200 million from our Debt Securities desk, mostly due to the effect that the YoY decrease in inflation had on the fixed - income securities measures at FVTOCI portfolio during the 4 Q 22 . The Treasury segment posted an annual advance of Ch $ 54 , 270 million or 125 . 0% , from Ch $ 43 , 428 million in 2021 to Ch $ 97 , 698 million in 2022 . This figure had to do with : (i) the effect of higher inflation on the UF net asset exposure partly allocated to this segment, (ii) an income increase by ~Ch $ 14 , 300 million from the management of our Trading desk, benefiting from changes in market factors as mentioned above, and (iii) an annual advance of nearly Ch $ 3 , 000 million in our Debt Securities desk, mostly explained by the effect of higher inflation on securities indexed to the UF and the positive fair value adjustments on trading securities . These effects were partly counterbalanced by : (i) a Ch $ 7 , 007 million growth in ECLs given the due to higher impairments of financial assets, and (ii) an annual increment of Ch $ 938 million in operating expenses . Subsidiaries In the 4 Q 22 , the Subsidiary segment totaled a pre - tax income of Ch $ 30 , 377 million from the Ch $ 22 , 542 million reached in the 4 Q 21 . This 34 . 8 % annual expansion mostly was explained by annual growth of Ch $ 10 , 896 million in operating revenues, which was linked to : (i) a YoY increment of Ch $ 11 , 828 million in net financial income, which was mostly associated with the surge in financial income coming from the management of the fixed - income portfolio managed by our brokerage subsidiary that benefited from changes in interest rates during November 2022 , and (ii) an annual advance of ~Ch $ 2 , 200 million in fees earned by our Financial Advisory subsidiary as a result of specific M&A deals carried out during 2022 . On the opposite, operating expenses of subsidiaries increased Ch $ 3 , 061 million in the 4 Q 22 when compared to the 4 Q 21 . Our subsidiaries posted an annual surge of Ch $ 23 , 017 million or 28 . 3 % in 2022 from Ch $ 81 , 332 million in 2021 , due to : (i) pre - tax income from our securities brokerage increasing ~Ch $ 13 , 100 million in 2022 , mostly associated with the positive effect of changes in market factors (interest rates and FX) during the year on trading securities managed by the subsidiary, (ii) additional income before income tax by ~Ch $ 5 , 400 million from our mutual fund subsidiary aligned with portfolio mix rebalancing from fixed - income to equity funds that coupled with increased margins of mutual funds in 2022 , and (iii) higher pre - tax income by ~Ch $ 3 , 200 million from our financial advisory given a higher volume of M&A and capital market transactions in 2022 when compared to 2021 . | 45

Management Discussion & Analysis Balance Sheet Analysis As of December 2021 and as December 2022 (In Millions of Ch$) Loan Portfolio In line with the trend note last quarter, our loan portfolio has continued to show signs of slowdown, which is consistently aligned with the lackluster economic outlook that has led to subdued commercial activity . As a consequence, nominal growth posted by our loan book continues to be primarily conducted by the effect of inflation on UF - denominated loans rather than real expansion . Inflation benefited residential mortgage loans (+ 10 . 9 % YoY) and commercial loans (+ 3 . 3 % YoY), although both did not manage to grow above inflation, reflecting an annual contraction in real terms . Instead, based on our efforts to improve productivity in loan origination by means of combination of initiatives including new commercial techniques, business intelligence tools, renewed value offerings and revised pre - approved programs, we were able to boost consumer lending in spite to unfavorable market dynamics as depicted by a YoY increase of 17 . 5% , which has allowed us to reach a significant increase in market share . The behavior evidenced by our loan book is well aligned with data revealed by the Central Bank in the 4 Q 22 credit survey, which denoted – once again – a weakened demand for all types of loans and constrained offer conditions across the board . All in all, as of Dec - 22 , our total loans reached Ch $ 36 , 694 , 804 million, denoting an annual increase of 7 . 2 % or Ch $ 2 , 464 , 687 million, as a consequence of nominal advances in commercial, residential mortgage and consumer loans, as follows : In the case of commercial loans, we reached a total amount of Ch $ 20 , 285 , 710 million by posting an increase of 3 . 3 % or Ch $ 650 , 954 million on a yearly basis, which was largely supported by an expansion of Ch $ 386 , 298 million or 30 . 4 % in Trade Finance loans, influenced by both the normalization of international trade after the COVID 19 pandemic and renewed value offerings to reactivate this lending product among companies . In addition, credits related to leasing transactions registered an annual expansion of 10 . 5 % or Ch $ 169 , 332 million, reflecting the effect of both revised value propositions to better satisfy customers’ needs in this product and the impact of inflation on UF - denominated loans . Loan Portfolio Evolution (In Millions of Ch$ and %) 19,634,756 20,211,364 20,285,710 10,346,652 11,164,421 11,416,154 4,248,709 4,709,681 4,992,940 34,230,117 36,085,466 36,694,804 Dec - 21 Sep - 22 Dec - 22 Commercial Loans Residential Mortgage Loans Consumer Loans +0.4% +2.3% +1.7% 55% 31% +7.2% 14% +6.0% Residential mortgage loans increasing 10.3% or Ch $ 1 , 069 , 502 million on an annual basis . This increment was primarily fuelled by inflation, which translated into a 13 . 3 % annual change in the UF . In real terms, therefore, residential mortgage loans had a negative growth rate, as a consequence of weakened demand – given the prevailing scenario of high long - term interest rates and inflation perspectives – in addition to more restrictive offer conditions, including loan - to - value, monthly income and financial burden . Consumer loans posting a significant annual change of 17 . 5% , equivalent to Ch $ 744 , 232 million, primarily explained by credit card loans and installment loans, which recorded annual expansions of Ch $ 424 , 410 million and Ch $ 239 , 167 million, respectively . This behaviour is aligned with sliding liquidity among individuals, following the huge surplus present in 2021 , and renewed customers’ needs to afford consumption of durable goods in a context of higher inflation, particularly in tradable goods . Furthermore, these trends | 46

Management Discussion & Analysis have coupled with campaigns we have deployed to promote the use of our credit cards by reinforcing our loyalty program and particular strategies that pursued to increase productivity in loan origination by enhancing customer contact on the grounds of diverse tools and techniques as mentioned earlier . As a result, instalment loan origination reached Ch $ 2 , 113 , 472 million in 2022 , which is 10 . 6 % above the level posted in 2021 . At a segment level, as of Dec - 22 , our loan portfolio was mostly comprised of : (i) Retail Banking loans amounting to Ch $ 22 , 963 , 351 million granted to individuals and SMEs that jointly concentrated a 63 % of total loans, and (ii) Wholesale Banking loans totaling Ch $ 13 , 731 , 449 million, which represented 37 % of total loans . Loans granted to individuals accounted for Ch $ 17 , 963 , 826 million, representing 49 % of our total loan portfolio and 78 % of the Retail Banking loan book . Loans by Segment (In Millions of Ch$ and %) Loans managed by our Retail Banking segment grew 8 . 1 % in Dec - 22 when compared to the Ch $ 21 , 247 , 889 million recorded in Dec - 21 . This annual growth was mainly the result of : Personal Banking loans increasing 10 . 8 % on an annual basis from Ch $ 16 , 219 , 396 million in Dec - 21 to Ch $ 17 , 963 , 826 million in Dic - 22 . As mentioned, consumer loans grew 17 . 5 % or Ch $ 744 , 232 million as compared to Dec - 21 . It is important to mention that, notwithstanding the severe economic slowdown and weakened demand – as noted by the Central Bank – we managed to advance in consumer loans on the grounds of sophisticated strategies that enabled us to strengthen the use of credit cards and instalment loan origination in the middle income segment . To a lesser extent, residential mortgage loans grew below inflation as mentioned earlier, which reflects the prevailing | 47 less favorable market dynamics that has negatively influenced both borrowing and lending . Loans granted to SMEs reached Ch $ 4 , 999 , 525 million as of Dec - 22 , which represents a slight decrease of 0 . 6 % when compared to the Ch $ 5 , 028 , 493 million posted in Dec - 21 . The all but flat behaviour evidenced by this segment had mainly to do with : (i) the subdued activity in many economic sectors, as revealed by the Monthly Economic Activity Index (IMACEC) over the last months, given the slowdown in household spending and overall economic activity and a gloomy outlook for 2023 , and (ii) a high comparison base associated with the strong growth posted by this segment in 2021 , which was principally steered by the Fogape Reactiva program in 2021 . The loan portfolio managed by the Wholesale Banking segment posted an increase of 5 . 6 % when compared to the Ch $ 13 , 008 , 294 million recorded in Dec - 21 . The main underlying forces conducting this change were : Loans managed by our Corporate unit posting a 7 . 7 % annual increase by reaching Ch $ 8 , 311 , 693 million in Dec - 22 in comparison with the Ch $ 7 , 715 , 251 million recorded in Dec - 21 . This expansion was mainly supported by loan growth among customers belonging to certain industries, including concessions of public infrastructure, natural resources and real estate, in light of specific projects retaken after the pandemic, which coupled with the effect of higher inflation UF denominated credits . Likewise, this unit post an increase in Trade Finance loans, which was in lined with the drivers mentioned earlier associated with reactivation in international trade but particularly due to the actions we have taken in order to enhance the value offering in this product, which coupled with an increase in factoring loans on an annual basis . Furthermore, loans to Middle Market companies amounted to Ch $ 5 , 419 , 756 million in Dec - 22 , increasing 2 . 4 % as compared to the Ch $ 5 , 293 , 043 reached in Dec - 21 . The slower pace of growth in this unit was fostered by an annual decrease in commercial credits that has been partly explained by a high comparison base as this unit also benefited from the Fogape Reactiva program in 2021 . This trend was more than offset by an increment in both Trade Finance loans and Leasing loans . Whereas the former has been driven by the same factors mentioned before, the latter was prompted by our efforts to reactivate the leasing product in light of the current economic context of high interest rates and double - digit inflation .

Management Discussion & Analysis Market Share in Loans (1) (% as of the end of each period) 17.4% 17.1% 16.7% 16.5% 16.1% 16.4% 16.2% 17.3% 17.7% 17.3% 16.9% 16.7% 16.4% 18.0% 16.2% 15.8% 15.6% 15.5% 15.3% 15.3% Jun - 22 Sep - 22 Nov - 22 Consumer Loans Residential Mortgage Loans Dec - 21 Mar - 22 Total Loans Commercial Loans (1) Excluding operations of subsidiaries abroad. As of Nov - 22 , we achieved a 16 . 2 % market share in total loans, which compares to the 16 . 7 % reached in Dec - 21 . On an annual basis, the decrease in overall market share was mainly caused by lower market share in both commercial and residential mortgage loans, as depicted above, given market dynamics in both products and our risk appetite in a context of economic slowdown . Instead, our successful commercial strategies in consumer loans enabled us to regain significant market share going from 17 . 1 % in Dec - 21 to 18 . 0 % in Dec - 22 . For 2023 , our aim is to maintain or gain overall market share in the margin . Thus, in terms of expected loan growth, we foresee a nominal expansion aligned with the industry for our whole loan book in 2023 or, in other words, in line with inflation, which is challenging in light of the lackluster economic outlook . Debt Securities Portfolio Our debt securities portfolio amounted to Ch $ 8 , 560 , 817 million as of December 31 , 2022 , which was primarily composed of bonds and notes issued by the Chilean Central Bank and the Chilean Government representing 72 . 7 % as of the same date . To a lesser degree, at the end of 2022 we also hold bonds and deposits issued by local banks amounting to 21 . 8 % of the total portfolio . Likewise, bonds issued by local corporate issuers, foreign issuers and positions in mutual funds jointly represented 5 . 5% . Debt Securities Portfolio by Type of Instrument (In Millions of Ch$ and %) Central Bank & Government 6,220,503 72.7% | 48 Local Banks 1,869,367 21.8% Local Corporate Bonds 45,995 0.5% Foreign Issuers 167 , 627 2.0% Mutual Funds & Other 257,325 3.0% From the investment purpose perspective, our debt securities portfolio was comprised of instruments measured at fair value through other comprehensive income (FVTOCI) amounting to 46 . 3 % or Ch $ 3 , 967 , 392 million of the total portfolio as of December 31 , 2022 , which in turn was concentrated in Central Bank’s and Chilean Government’s bonds reaching Ch $ 2 , 258 , 856 million as well as bonds and time deposits issued by local banks totaling Ch $ 1 , 540 , 908 million . To a lesser degree, in 2022 we took back positions in bonds issued by foreign issuers, amounting to Ch $ 167 , 267 million on December 31 , 2022 , principally associated with high rating U . S . banks and FED’s notes . These positions are held as part of both investment strategies that pursue to benefit from positive marking - to - market gains as a result of the expected decrease in interest rates and for liquidity management purposes and, to a lesser extent, in order to collateralize the FCIC funding . As of the same date, 40 . 1 % or Ch $ 3 , 433 , 745 million of our debt securities portfolio corresponded to trading securities, almost entirely concentrated in Central Bank’s short - term notes (or PDBC) held for purposes of liquidity management . Nonetheless, given the short maturity of these notes, they represent very low price risk exposures . In addition, positions in held - to - maturity or fixed - income instruments measured at amortized cost have remained constant overtime amounting to Ch $ 902 , 355 million or 10 . 5 % of our total portfolio, which is totally composed of Central Bank’s and Chilean Government’s bonds, primarily denominated in UF . Held to maturity positions may also be used to collateralize FCIC funding, if necessary .

Management Discussion & Analysis 3,737,942 3,433,745 3,967,392 839,744 3,054,809 138,753 257,325 902,355 Debt Securities Portfolio by Purpose (In Millions of Ch$) 8,560,817 7,771,248 Dec - 21 Other Instruments Fair Value Through OCI (FVTOCI) Dec - 22 Amortized Cost (HTM) Trading Securities When compared to the Ch $ 7 , 771 , 248 million posted on December 31 , 2021 , our debt securities portfolio denoted a 10 . 2 % or Ch $ 789 , 569 million annual increment . This change was primarily the consequence of : An annual increase of Ch $ 912 , 583 million or 29 . 9 % in our FVTOCI portfolio from the Ch $ 3 , 054 , 809 million recorded in December 2021 . The annual expansion was mainly attributable to : (i) an increment of Ch $ 974 , 949 million in positions taken in instruments issued by local issuers, largely explained by greater positions in local banks’ instruments, but particularly in time deposits in local currency traded OTC and utilized to manage liquidity while collateralizing FCIC funding, and (ii) positions in in foreign currency bonds issued by U . S . banks and the FED amounting to Ch $ 167 , 627 million as of December 31 , 2022 that compares to no positions in December 2021 . These factors more than offset an annual decline of Ch $ 229 , 994 million in bonds issued by both the Chilean Central Bank and the Chilean Government mainly denominated in UF . Positions in other instruments that went up by Ch $ 118 , 572 million on an annual basis from the Ch $ 138 , 753 million posted in December 2021 , mostly related to greater investment in mutual funds that we use in order to daily manage liquidity surplus and other that are part of the portfolio managed by our Securities Brokerage Subsidiary . An annual increase of Ch $ 62 , 611 million in fixed - income securities Held - to - Maturity (or measured at amortized cost) from Ch $ 839 , 744 million in December 2021 to Ch $ 902 , 355 million in December 2022 . We took all the positions in held - to - maturity instruments in 2021 in order to benefit from higher accrual generated by Central Bank’s and Chilean | 49 Government’s long - term bonds given the upward trend shown by local interest rates and low cost of funds prevailing at that point . This strategy resulted in a suitable way to deal with the slowdown seen in the lending business as result of the pandemic and the persistent increase in demand deposits due high liquidity levels in the economy . These factors were to some extent offset by a decrease of 8 . 1 % or Ch $ 304 , 197 million in positions booked as part of our Trading portfolio from the Ch $ 3 , 737 , 942 million recorded in December 2021 . The annual dwindle was to attributable to : A decline of Ch $ 412 , 831 million or 11 . 9 % in fixed - income instruments issued by the Chilean Central Bank and the Chilean Government, mostly due to an annual decrease of Ch $ 293 , 130 million in Central Bank’s short - term notes as a result of lower “technical reserve” requirements, given the decline in demand deposits during 2022 , as we anticipated throughout the year, and – to a lesser extent – because of a Ch $ 119 , 701 million decline in bonds issued by the Chilean Government since we took advantage of specific windows of opportunity in the context of unusual levels of interest rates and inflation in 2022 . This was partly offset by an increase of Ch $ 108 , 634 million in trading securities issued by local corporate issuers from the Ch $ 265 , 819 million posted as of December 31 , 2021 . This change was principally explained by the management of our Securities Brokerage’s Trading portfolio . Given the previously mentioned trend followed by demand deposits, positions taken in our debt securities portfolio have become driven by both directional positions in order to benefit from expected changes in interest rates and credit spreads over 2023 from prevailing high levels, as long as inflation begin to ease and short - and long - term interest rates declined in light of the cuts that the central banks are expected to undertake . Likewise, given slowdown forecasted for the local economy that should result in tempered loan growth across all business segments, investments in debt securities may represent a business alternative with bounded risks . On the other hand, we should maintain a stock of debt securities as part of our liquidity buffer, given stricter liquidity requirements set by the Central Bank during 2022 while enabling us to collateralize part of the FCIC funding with the Central Bank . As mentioned, local interest rates remained at high levels in 2022 . In fact, the Central Bank keep on rising the reference rate throughout the year by leading it from 4 . 00 % in December 2021 to 11 . 25 % in December 2022 , in order to control inflation by attempting to cool down the local economy . Thus, even though long - term interest rates in local currency picked up from levels of 2 % to 3 % in real terms and 6 % to 7 % in nominal terms in the 1 Q 22 and stayed at that figures throughout the year, in the 4 Q 22 the market seemed to realize how the efforts deployed by the Central Bank, in conjunction with the economic deceleration, began to bring fruits, which resulted in sharp decreases in real and nominal interest rates in the range of 100 bp . to 200 bp . in long - term rates, since inflation expectations for coming years

Management Discussion & Analysis appear to be gradually returning to the long - term target range set by the Chilean Central Bank. Local Interest Rates (Nominal and Real Rates in %) 12.0 11.0 10.0 9.0 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 - 1.0 - 2.0 12.0 11.0 10.0 9.0 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 - 1.0 - 2.0 Dec - 19 Jun - 22 Dec - 22 MPR Jun - 20 Dec - 20 BCP 5y BCU 5y Jun - 21 Dec - 21 BCP 10y BCU 10y Source: Risk America and Chilean Central Bank As we anticipated in the last quarterly report, no further adjustments were carried out by the Central Bank in the 4 Q 22 . For 2023 , since inflation seems to be reflecting the effects of decelerated economic activity and private consumption, we foresee successive cuts to the monetary policy rate, starting in the 2 Q 23 , by ending the year in levels around 6 . 0% . In the case of long - term interest rates in local currency, we also expect a slide from current levels as long as the Central Bank managed to anchor long - term inflation expectations . However, we believe that volatility will continue to characterize the fixed - income market, as a consequence of diverse factors including : (i) political uncertainty stemming from the reforms announced by the current administration in fields like pension funds, modernization of the health system and changes in the tax system, (ii) initiatives presented by members of the parliament conducting to new pension funds withdrawals in order to assist people in the context of the projected economic contraction, (iii) the risk of deepening in geopolitical conflicts leading to disruptions in the international supply chain impacting local prices, and (iv) the development and results of the new constitutional process . These factors could also result in higher interest rates if materialized . Other Assets Other Assets (In Millions of Ch$) 10,422,453 10,715,922 1,209,920 435,123 1,236,650 726,910 826,257 551,065 1,529,313 2,174,115 2,983,298 2,987,106 3,713,734 2,764,884 Dec - 21 Cash and Due from Banks Loans to Banks Deferred & Current Taxes Dec - 22 Derivatives Acc. Rec. and REPO Other Other Assets totalled Ch $ 10 , 715 , 922 million as of December 31 , 2022 . This amount represents a slight annual increase of Ch $ 293 , 469 million or 2 . 8 % from the Ch $ 10 , 422 , 453 million recorded a year earlier . The main components of other assets continued to be Cash and Due from Banks, Derivatives and Loans to Banks that jointly explained three fourths of the total amount recorded at the end of 2021 , slightly below the level that represented in December 2021 . The main drivers explaining the growth in Other Assets were : | 50 An increase of in Loans and Advances to Banks of Ch $ 644 , 802 million or 42 . 2% , from Ch $ 1 , 529 , 313 million in December 2021 to Ch $ 2 , 174 , 115 million in December 2022 . The increment was largely attributable to greater overnight liquidity deposits in the Central Bank, which went up from Ch $ 1 , 090 , 000 million to Ch $ 1 , 801 , 100 million within the same period due to more attractive interest rates, as mentioned earlier . An increment of Ch $ 291 , 787 million in deferred and current tax assets from Ch $ 435 , 123 million in December 2021 to Ch $ 726 , 910 million in December 2022 , change that was primarily due to the increase in loan loss provisions and additional (or voluntary) provisions in order to anticipate potential deterioration in credit quality as long as economic downturn deepens .

Management Discussion & Analysis These factors were to some extent offset by a decline of Ch $ 948 , 850 million or 25 . 5 % in Cash and Due from Banks that passed from Ch $ 3 , 713 , 734 million in December 2021 to Ch $ 2 , 764 , 884 million as of December 31 , 2022 . This change was the consequence of enhanced alternatives to manage liquidity in a context of higher interest rates when compared to the end of 2021 , for instance the journey taken by the monetary policy interest rate . As such, the decline in Cash and Due from Banks was primarily explained by an increase in overnight deposits in the Central Bank, given a more favourable accrual . Current Accounts & Demand Deposits As we have noticed throughout 2022 , Demand Deposits (DDA) have continued to return to normal levels after soaring significantly as a consequence of an extraordinary injection of liquidity in the economy . As a matter of fact, our balances of DDA amounted to Ch $ 13 , 383 , 232 million as of December 31 , 2022 , which denotes an annual contraction of Ch $ 4 , 866 , 649 million or 26 . 7 % when compared to the Ch $ 18 , 249 , 881 million posted in December 2021 . Total Demand Deposits (In Millions of Ch$) 18,249,881 7,642,821 13,383,232 5,785,130 10,607,060 7,598,102 Dec - 21 Retail Banking Dec - 22 Wholesale Banking The sharp decline and the persistent downward trend in DDA have been noted across the industry throughout 2022 , which is in line with the perspectives we have shared in our previous reports after a period of significant growth due to both COVID - 19 measures to assist individuals and companies and short - term interest rates that remained at 0 . 5 % during 15 months, which is the lowest level seen in the last decade . | 51 Accordingly, the decrease in DDA has mainly been steered by : Short - term interest rates that have steadily escalated since the end of 2021 , given the policy deployed by the Chilean Central Bank to control inflation . This translated into diverse hikes that took the reference rate from 4 . 00 % in December 2021 to 11 . 25 % in December 2022 , which motivated investors to move from DDA to time deposits or other saving choices given a higher opportunity cost . Tightening monetary policies undertaken by other central banks worldwide that have prompted increases in short - term rate in an attempt to control inflation after macroeconomic imbalances caused by the pandemic and geopolitical conflict that arose in the early 2022 . For instance, the U . S . FED has undertaken a sharp adjustment by taking the reference rate from 0 . 25 % in December 2021 to 4 . 50 % in December 2022 . A stubborn double - digit inflation that has discouraged depositors from keeping savings in the current accounts in order to avoid the loss of purchasing power . For the year ended December 31 , 2022 inflation – measured as UF variation – was 13 . 3% . A sharp decrease in the liquidity surplus seen in the local economy over the last two years, particularly among individuals, initially fostered by pension fund withdrawals and the fiscal aid package . The trend followed by total DDA has also been present in DDA held by both the Retail and Wholesale banking depositors, although the former have been more sensitive to the drivers mentioned above . Thus, DDA held by Retail Banking depositors decreased Ch $ 3 , 008 , 958 million or 28 . 4 % from Ch $ 10 , 607 , 060 million in December 2021 to Ch $ 7 , 598 , 102 million in December 2022 , which is mainly the consequence of lower liquidity among individuals, increasing inflation and higher short - term interest rates . Likewise, this decline in Retail Banking DDA balances takes place in conjunction with a growth in Time Deposits . Similarly, Wholesale Banking DDA contracted Ch $ 1 , 857 , 691 million or 24 . 3 % from Ch $ 7 , 642 , 821 million in December 2021 to Ch $ 5 , 785 , 130 million as of December 31 , 2022 . Since Wholesale Banking customers have a more professional approach when managing their cash surplus, the impact on DDA balances has been lower than Retail Banking customers . In terms of the composition of DDA by currency, DDA in local currency have continued to decrease in line with local market factors and economic developments mentioned earlier, particularly influenced the trend followed by Retail Banking DDA . Thus, DDA balances in local currency declined from Ch $ 14 , 881 , 226 million in December 2021 to Ch $ 11 , 118 , 784 million in December 2022 , denoting a contraction of 25 . 1% .

Management Discussion & Analysis Total Demand Deposits by Currency (In Millions of Ch$) 18,249,881 3,368,655 13,383,232 14,881,226 2,264,448 11,118,784 Dec - 21 Local Currency Dec - 22 Foreign Currency Likewise, but a greater extent, DDA in foreign currency dwindled from Ch $ 3 , 368 , 655 million in December 2021 to Ch $ 2 , 264 , 448 million in December 2022 , which represents an annual decline of Ch $ 1 , 104 , 207 million or 32 . 8% , which is not explained by exchange rate appreciation . Actually, total balances in USD declined from U . S . $ 3 , 951 Bn . to U . S . $ 2 , 724 Bn . or 31 . 0 % within the same period . Although demand deposits in foreign currency seemed to be a haven for Wholesale – and even Retail investors – by the end of 2021 , mainly due to the uncertainty associated with the constitutional process that impacted both the local economy and the local political environment, this trend smoothed along 2022 . In fact, given the result of the constitutional referendum in September 2022 and also in light of the tightening monetary cycle started by the U . S . FED, which led the short - term interest rates from almost zero to levels of 4 . 5 % in December 2022 , depositors began to migrate from DDA to other investment alternatives in foreign currency . Going forward, we foresee that the sharp downward trend in DDA should not persist in 2023 . All in all, we expect our total balances of DDA should remain almost flat in nominal terms by the end of 2023 when compared to December 2022 . In this regard, although disposable income of individuals is expected to deteriorate in 2023 in light of the economic downturn, the expected decrease in interest rates and recent information that allows to predict an ease in inflation should offset the former effect . However, we still forecast that our “reciprocity” relationship of DDA over Total Loans will decrease from levels of ~ 37 % in December 2022 to hover at levels of ~ 35 % by December 2023 . In terms of market positioning, as of November 30 , 2022 (latest available information) we had a market share of 20 . 4 % in total DDA (net of clearing) by ranking second in the local banking industry . Although we have lost some market share we continued to lead the industry in current account balances held by individuals by reaching a market share of 23 . 9% , as of the same date . We expect to maintain this market positioning in 2023 , particularly among individuals, while expecting to increase market share overall . Time Deposits & Saving Accounts The change evidenced in DDA has been inversely correlated with the trend followed by Time Deposits, which posted a sharp annual increase of Ch $ 5 , 353 , 428 million or 60 . 8 % by passing from Ch $ 8 , 803 , 713 million in December 2021 to Ch $ 14 , 157 , 141 million as of December 31 , 2022 . Time Deposits by Segment (In Millions of Ch$) 14,157,141 3,693,260 8,803,713 10,463,881 2,319,026 6,484,687 Dec - 21 Retail Banking Dec - 22 Wholesale Banking The significant increase we have witnessed in Time Deposits throughout 2022 has to do with both the steady increase in interest rates over the year, particularly in shorter terms, as a consequence of the monetary actions taken by the Chilean Central Bank that took the monetary policy rate from 4 . 00 % in December 2021 to 11 . 25 % in December 2022 . Likewise, inflation has also contributed to the soaring in Time Deposits as depositors perceive the high opportunity cost of keeping their funds in DDA . Furthermore, in periods of increased volatility in equity markets and high interest rates, Time Deposits become an attractive risk - adjusted investment . | 52

Management Discussion & Analysis When looking at the business segments, Time Deposits have continued growing in both the Retail and Wholesale Banking Segment, although at a different pace . Whereas the Retail Banking segment posted an annual increase of Ch $ 3 , 979 , 194 million or 61 . 4 % from Ch $ 6 , 484 , 687 million recorded in December 2021 to Ch $ 10 , 463 , 881 million in December 2022 , the Wholesale Banking segment recorded an annual growth of Ch $ 1 , 374 , 234 million or 59 . 3 % from Ch $ 2 , 319 , 026 million to Ch $ 3 , 693 , 260 million in the same period . The annual positive change by segment is consistent with the evolution of the DDA managed by the Retail and Wholesale Banking units, as they are impacted by the same market drivers mentioned above, such higher interest rates in local and foreign currency, as well as persistent doubled - digit inflation, all leading to increasing opportunity cost of keeping savings in current accounts . For 2023 , although in previous quarters we pointed out that Time Deposits should continue to increase steadily, the tempered growth expected for loans (just around inflation) also reduces our funding needs . Accordingly, our Time Deposits should growth in line with total loans . Long - Term Debt Debt Issued by Currency (In Millions of Ch$ and %) Local Currency 8,232,612 80.1% Foreign Currency 2 , 046 , 240 19.9% In contrast with the strategy followed until the 3 Q 22 , by the end of 2022 we became very active in placing bonds in the local market . This change had to do with : (i) setting the cost of funds for longer terms, since we expect higher nominal growth in residential mortgage rather than commercial loans in 2023 , (ii) reducing the price risk in the banking book by decreasing the UF gap managed by our Treasury, given the expectation of a slide in inflation, and (iii) replacing scheduled amortization of outstanding bonds . As a consequence, the long - term debt denominated in UF passed from representing 74 . 4 % and 76 . 6 % in December 2021 and September 2022 , respectively, to 80 . 1 % or Ch $ 8 , 232 , 612 million in December 2022 . Conversely, the debt issued in foreign currency represented 19 . 9 % or Ch $ 2 , 046 , 240 million in December 2022 as compared to the Ch $ 2 , 426 , 242 million or 25 . 6 % in December 2021 . The main factor driving the change in foreign - currency denominated debt was a decrease in the use of Commercial Paper, since improved conditions have been obtained through interbank loans with foreign banks, particularly for trade finance loans . Evolution of Debt Issued (In Millions of Ch$) 9,478,905 10,278,852 2,377 4,114 1,010,905 9,265,570 917,510 8,557,281 Dec - 22 Subordinated Bonds Dec - 21 Senior Bonds Mortgage Finance Bonds Based on the above, our long - term debt increased 8 . 4 % or Ch $ 799 , 948 million by passing from Ch $ 9 , 478 , 905 million in December 2021 to Ch $ 10 , 278 , 852 million recorded in December 2022 . The annual growth in long - term funding reflects both the moderate expansion evidenced by our loan book in 2022 , as a result of the slowdown in overall economic activity and lowered demand for loans, and the use of alternative funding choices, such as DDA, Time Deposits and funding from the Central Bank (FCIC) . However, as mentioned earlier, by the end of 2022 we reactivated debt placements in the local market by issuing bonds long - term bonds denominated in UF in order to anticipate potential market dynamics that could arise when all market players start going to the market to raise funds, for instance due to the scheduled amortization of FCIC financing beginning 2024 . As such, during the first three quarters of 2022 we placed UF - denominated senior bonds in the local market by Ch $ 195 , 630 million and senior bonds denominated in foreign currency by Ch $ 51 , 670 million . However, during the 4 Q 22 we placed long - term senior bonds denominated in UF amounting to Ch $ 893 , 267 million, which allowed us to replace the amortization of older | 53

Management Discussion & Analysis senior bonds . The expansion in senior bonds combined with an increase of Ch $ 93 , 395 million or 10 . 2 % in the balances of subordinated bonds, mainly caused by the effect of a 13 . 3 % UF variation in 2022 . Instead, these effects were to some extent offset by a decrease in the use of Commercial Papers from Ch $ 348 , 819 million in December 2021 to Ch $ 108 , 182 million in December 2022 , in light of more convenient funding alternatives for Trade Finance loans . As said in previous quarters, during 2023 we will keep on assessing funding alternatives depending on market dynamics, evolution of DDA, Time Deposits and loan growth . Likewise, we cannot rule out that we will continue to reduce price risk exposures in the banking book, for instance in terms of the inflation gap, all of which will determine the steps we will take in order to finance our balance sheet . Other Liabilities Other Liabilities (In Millions of Ch$) 4,861,865 5,397,676 2,773,199 3,324,498 3,297,241 3,855,636 10,932,305 12,577,810 Dec - 22 Provisions & Others Dec - 21 Borrowing from F.I. Derivatives On an annual basis, our Other Liabilities posted an increase of Ch $ 1 , 645 , 505 or 15 . 1 % by changing from Ch $ 10 , 932 , 305 million recorded as of December 31 , 2021 to Ch $ 12 , 577 , 810 million a year later . The annual increment almost equally relied on an increase in derivatives and borrowings from financial institutions . In fact, derivative instruments increased Ch $ 551 , 299 million or 20 . 0 % in December 2022 from the Ch $ 2 , 773 , 199 million reported in December 2021 . This annual rise was explained by market factors rather than changes in notional amounts . Thus, the fair value of derivatives increased a result of a combination of higher inflation of 13 . 3% (measured as UF variation) and lower long - term interest rates in December 2022 when compared to December 2021 . In a similar fashion, borrowings from financial institutions increased Ch $ 535 , 811 million or 11 . 0 % by passing from Ch $ 4 , 861 , 865 million in December 2021 to Ch $ 5 , 397 , 676 million in December 2022 . The annual growth was almost entirely attributable to an increment of Ch $ 533 , 051 million in funding from foreign banks in order to replace Commercial Paper to finance Trade Finance loans, as mentioned earlier . Equity Our equity totalled to Ch $ 4 , 858 , 327 million as of December 31 , 2022 , which denotes an annual increase of Ch $ 564 , 805 million or 13 . 2 % when compared to the Ch $ 4 , 293 , 522 million recorded in December 2021 . Total Equity (In Millions of Ch$) 4,858,327 4,293,522 889,275 468,294 908,572 655,478 3,169,749 3,060,478 Dec - 21 Dec - 22 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves | 54

Management Discussion & Analysis The annual change in equity relied on : An annual increase of Ch $ 420 , 981 million in net income recorded during the FY 2022 when compared to a bottom line posted in 2021 , net of provisions for minimum dividends of 60 % of the net distributable income (i . e . net income less the effect of cumulative inflation on our shareholders’ equity) . The retention of Ch $ 253 , 094 million associated with the capitalization of the effect of inflation on our shareholders’ equity for the year ended December 31 , 2021 . These elements were partly offset by a decrease of Ch $ 108 , 541 million in other equity accounts, associated with fair value adjustments of both FVTOCI instruments and cash flow hedge accounting derivatives . Thus, the reason behind this annual change had to do with : (i) a negative fair value adjustment of hedge accounting derivatives of Ch $ 157 , 297 million in December 2022 when compared to a year earlier, due to the effect of a decrease in long - term UF - denominated interest rates on the liability side that coupled with the effect of increasing interest rates in foreign currency on the asset side, and (ii) a positive fair value adjustment of Ch $ 48 , 874 million of fixed - income instruments measured at fair value through other comprehensive income, explained both the previously mentioned changes in local long - term interest rates and the sale of FVTOCI that accumulated losses of Ch $ 58 , 588 million in the 3 Q 22 . | 55

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long - term solvency . Global risk management takes into consideration the business segments served by the bank, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The first two divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments . The Wholesale Credit Risk Division has a Market Risk Area that is charged with measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing . To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues . Internal Control | 56

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory aspects and management Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our two credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 57

Risk & Capital Management Market Risk Market risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. This risk is ruled by the Market Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling financial exposures and price risks generated by them . The measurement is carried out through the use of several internally - developed metrics and models for both the Trading and the Banking Book . In addition, the Bank reports standardized metrics to regulators according to their guidelines . Regarding internal tools designed for the Trading Book, the Bank measures financial exposures by means of sensitivities or greeks (calculated on an aggregate basis but also at a single market factor level or specific tenor points) and the risk of the entire portfolio by using the VaR model, which are daily reported, monitored and controlled against their limits by independent control functions . The Bank has also established internal metrics for price risk management in the Banking Book, defining limits and warning levels for interest rate exposures and interest rate risk, which are measured by using the IRE metric (Interest Rate Exposure) and EaR 12 M Model (Earnings at Risk in 12 months), respectively, both reported, monitored and controlled against their limits and triggers at least on a monthly basis . The internal governance framework establishes that the price risk appetite must be reviewed and approved by the Board at least annually, and it describes the escalation and remediation process in case exposure and risk levels are exceeded or breached . The Market Risk Management Policy also enforces to perform periodic stress testing of the Trading and Banking Book (including separate testing for the Fair Value Through Other Comprehensive Income portfolio), which are essential to measure and control the maximum price risk appetite defined by the Board . Finally, an appropriate set of information is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified in the event that limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . | 58

Risk & Capital Management Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Operational Event and Loss Management Operational Risk Assessment for Projects Basel III Compliance Building an Operational Risk Culture Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries Internal and Management Process Support Internal Control Measures Technological Risk, Cybersecurity and Data Protection Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, external personnel, suppliers and service subcontractors who enter its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and procedures . | 59

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as reflected by the Liquidity Coverage Ratio (LCR) and a Net Stable Funding Ratio (NSFR), which have averaged levels well above the prevailing regulatory limits of 100 % and 60% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (1) (In percentage as of each date, based on CMF C49 report) 400% 350% 300% 250% 200% 150% 100% 50% 0% 400% 350% 300% 250% 200% 150% 100% 50% 0% Dec - 21 Feb - 22 Apr - 22 Jun - 22 Aug - 22 Oct - 22 Dec - 22 LCR NSFR (1) On a proforma basis until July 31, 2022 when new guidelines for the treatment of “technical reserve” went into effect. In this regard, we have increased our high quality liquid assets from an average of Ch $ 6 , 513 billion in the first half of 2022 to Ch $ 8 , 026 billion in the second half of 2022 , which explains the trend followed by the LCR . These assets are primarily composed of fixed - income securities issued by the Chilean Central Bank and the Government . In the case of the NSFR, instead, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding remain stable over time . From the funding concentration perspective, the deposit composition has changed sharply in the 2022 due to the abrupt increase in short - term interest rates, which led to a reduction of DDA . This effect was partially offset by an increase in Time Deposits concentrated in the same type of customers . In fact, when compared to Dic - 21 , Time Deposits increased from 18 % to 28 % of our total liabilities, while demand deposits reduced their share from 39 % to 23% . Nonetheless, given the surplus position in liquid assets mentioned above, we have required a slightest amount of additional funding from professional counterparties . In this regard, our liabilities structure continued to be well balanced, as reflected by a 44 % share of financial counterparties, a 43 % share of retail counterparties and a 13 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) Financial Counterparties 43% Retail Counterparties 44% Wholesale Non - Financial Counterparties 13% Worth mentioning is that around two thirds of the liabilities with financial counterparties are concentrated in long - term bonds and borrowings from the Central Bank (related to the FCIC program), both together representing 28 . 2 % of our total liabilities, as of Dic - 22 . | 60

Risk & Capital Management Market Risk We continue to manage our trading portfolio prudently, focused on providing competitive prices to our counterparties within the market - making activity, in order to keep overall trading price risk at bounded levels . Thus, sensitivities to market factors in the Trading Book have remained low . The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 099 million in the 2022 , which represented a 13 . 2 % rise when compared to the VaR posted as of December 30 , 2021 . This resulted from an increase in market price volatility rather than greater exposures, given the higher shifts in local interest rates . Accordingly, price risk in this portfolio remained low . Value - at - Risk Trading Book (1 - day impact / 99% confidence level) In Millions of Ch$ Year - to - 2021 Date 2022 Chang Ch$ e % Average 971 1,099 128 13.2% Maximum 1,606 2,048 442 27.5% Minimum 425 487 62 14.6% On the other hand, the interest rate risk in the Banking Book has increased in 2022 , as displayed by the 12 - month Earnings - at - Risk (EaR) metric, from an average of Ch $ 119 , 551 million in the 2021 to Ch $ 219 , 818 million in 2022 . Earnings - at - Risk Banking Book (12 - month impact / 99% confidence level / 3 - month defeasance period) In Millions of Ch$ Year - to - 2021 Date 2022 Chang Ch$ e % Average 119,551 219,818 100,267 83.9% Maximum 155,073 261,533 106,460 68.7% Minimum 102,504 179,379 76,875 75.0% This increment was a combined result of higher volatilities in the 3 - year sample ended on Dic - 22 , when compared to the same period of 2021 , in almost all market factors but mainly in market implied inflation prices, especially in the last couple of months and a smaller inflation - indexed position than in December 2021 , but still relevant . Unlike our last quarterly report, we decided to decrease our inflation - indexed net asset exposure in the Banking Book, from Ch $ 8 , 120 Bn . by end of 2021 to Ch $ 6 , 759 Bn . in Dic - 22 . Based on our view that inflation pressures in the economy should begin to reduce, there have been actions to decrease the inflation gap in the last quarter, while maintaining a balanced risk - return relationship . It is worth mentioning that this position is composed of both our structural gap that covers our shareholders’ equity from the effect of inflation and the directional position handled by our Treasury . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 5,956 6,139 6, Dec - 20 Mar - 21 Jun - 21 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 2 D Based on the income accrued from inflation, we believe our strategy more than compensated the risk taken . Nevertheless, we keep on continually assessing the expected path for inflation in order to manage our exposure properly when necessary . | 61

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . In order to achieve this goal, we operate through a Comprehensive Risk Management Framework as well as a governance structure that overcomes the complexity of our business model . As of December 31 , 2022 , we accounted for net operational losses of Ch $ 17 , 896 million, which was primarily composed of : (i) losses associated with external fraud representing 58 . 1% , (ii) losses related to execution, delivery and business processes concentrating 23 . 8% , and (iii) other effects representing 18 . 1% , mainly comprised of losses related to employment practices and workplace safety as well as customers, products and business practices . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) The amount recorded as of December 31 , 2022 represented an annual increase of 39 . 4 % or Ch $ 5 , 055 million in net operational losses when compared to the amount of Ch $ 12 , 841 million recorded in the same period last year . The main reasons behind the total increment in net losses are, as follows : An increase of Ch $ 3 , 106 million in net losses associated with external fraud, mainly due to a 50 % increase in net losses from electronic fraud, which considers fraudulent transactions in credit cards, debit cards and electronic money transfer . In relation to credit cards, although gross fraud has increased, there was an increase in the recovery rate in relation to the previous year, explained by a concentration on specific transactions that allow management of the recovery process . These effects were tom some extent offset by an 18 % decrease in losses associated with fraudulent collection of documents, explained by security measures implemented in the document and cash validation processes . An increase of Ch $ 758 million in net losses associated with the labor practices category, due to issues related to the pandemic and a process of normalization of operations after the health contingency . An increase of Ch $ 295 million in net losses associated with the execution, delivery and management of processes, mainly due to errors in the execution of operational processes . To mitigate the above - mentioned, we have been implementing diverse measures to strengthen controls, which will reduce the impact and/or avoid the materialization of these losses in the future . | 62

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio reached 18 . 0 % in December 2022 , reflecting a solid capital base and improving 72 bp . when compared to the ratio reached in December 2021 . This change was explained by an annual increase of 13 . 0 % in Total Capital, which more than offset the 8 . 5 % annual expansion in risk - weighted assets . In a similar fashion, our CET 1 and Tier 1 ratios were 13 . 7 % and 14 . 2 % in December 2022 , respectively, representing annual advances of 73 bp . and 23 bp . , in each case, when compared to the same period last year . These figures confirm that we continued to be the bank with the most solid capital base as displayed by all capital adequacy ratios when compared to all our main competitors . BCH Capital Adequacy Ratios (As percentage as of each date) Based on these figures, for the year ended December 31 , 2022 we widely complied with all mandatory limits of 3 . 0 % for the leverage ratio, 6 . 0625 % for the CET 1 ratio, 7 . 5625 % for the Tier 1 ratio and 9 . 5625 % for the Total Capital ratio . Credit Risk Ratings Our credit ratings determine the cost and the terms upon which we are able to obtain funding . Rating agencies evaluate us by taking into account diverse factors, including the financial strength, the business environment and the economic backdrop . On September 20 , 2022 Moody’s downgraded four Chilean banks, including us, following the downgrade on the Chile’s sovereign foreign currency long - term debt rating from A 1 to A 2 on September 15 , 2022 . Although the rating action on us involved a one - notch upgrade of our BCA to “a 3 ”, it resulted in a one - notch downgrade on our long - term debt in foreign - currency from A 1 to A 2 and a change in the outlook from negative to stable . International Credit Ratings MO ODY’S Long - Term Short - Term Foreign Currency A2 P - 1 Outlook Stable STANDARD & POOR’S Long - Term Short - Term Foreign Currency A A - 1 Outlook Negative Local Credit Ratings FITCH RATINGS Long - Term Short - Term Deposits AAA Nivel 1+ Outlook Stable FELLER RATE Long - Term Short - Term Deposits AAA Nivel 1+ Outlook Stable | 63

Consolidated Statement of Income Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 850 . 2 per US $ 1 . 00 as of December 31 , 2022 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . | 64

Consolidated Balance Sheet Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 850 . 2 per US $ 1 . 00 as of December 31 , 2022 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . | 65

Selected Statistical Information Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 850 . 2 per US $ 1 . 00 as of December 31 , 2022 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . | 66